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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            FORM 20-FR12G   /A-2

[X] Registration statement pursuant to Section 12(b)or (g) of the Securities Exchange Act of 1934 or [ ] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 or [ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For  the  transition  period  from  ------------  to  ---------------------


                          STARGATE ENTERTAINMENT, INC.

                         ------------------------------
         (Exact  name  of  Registrant  as  specified  in  its  charter)


             Turks  and  Caicos  Islands,  British  West  Indies

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             (Jurisdiction  of  incorporation  or  organization)

                             202-338 West 8th Avenue

                         Vancouver, B.C., Canada V5Y 3X2

                            Telephone: (604) 871-0887

                    ------------------------------------
     (Address  and  telephone  number  of  principal  executive  offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class: NONE  Name of each exchange on which registered: NONE

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
Title  of  each  class:     COMMON  STOCK

Securities  for  which there is a reporting obligation pursuant to Section 15(d)
of  the  Act:   None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing  requirements  for  the  past  90  days:       Yes       No     X

Indicate by check mark which financial statement item the Registrant has elected
to  follow:          Item  17        Item  18    X




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                             PART  I

                             =======
General

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For purposes of this  registration  statement,  all references to dollar amounts are expressed in U.S. dollars unless otherwise specified.

Introduction

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StarGate Entertainment,  Inc. (the "registrant") was incorporated under the laws of the Turks and Caicos Islands, British West Indies, on March 17, 1999. Its purpose is to engage in the business of Internet gaming/wagering. Registrant has
acquired     a non-exclusive  license to a      proprietary  software technology
for on-line gaming and non-gaming entertainment.

On March 31, 1999, Registrant completed a public offering of its Common Stock to non-U.S. residents pursuant to a registration statement under Regulation D, Rule 504, filed with and made effective by the New York Department of Law. Registrant is a foreign private issuer, as that term is defined in Rule 405 under the Securities Act of 1933, as amended.

Background

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Registrant has not yet commenced  full business  operations.     Registrant  has
completed all of its software development, has printed CD's and has activated its web site; however, Registrant has not yet commenced live play and has not
yet accepted any  bets.      Accordingly,  Registrant  has not yet generated any
sales  revenues.  Registrant  estimates that     live play       operations will
commence in or about      March/April,  2000     .  Registrant's  on-line gaming
facilities are intended to provide a large assortment of on-line gaming and non-gaming entertainment that is accessible from the World Wide Web (WWW) providing an entertainment facility that is accessible from anywhere in the world via the Internet with an operational rate structure that is significantly below existing land or sea/river based casinos. Registrant has established a technology partnership and acquired the rights to its gaming software from Starnet Communication International Inc., a NASDAQ OTC BB listed company (Symbol: SNMM). The on-line services offered by Registrant will also include secured e-commerce, various types of casino games, chat lounges, theater, sports book, lotteries, bingo and horse racing.

Company  Profile

----------------
Founded by a group of entrepreneurs in 1999, Registrant is one of many on-line companies entering the on-line gaming industry.

On March 18, 1999, Registrant acquired, by assignment,  a     non-exclusive
license for the rights to Internet casino software and related proprietary technology from Ken Ng, an officer, director and shareholder of Registrant.
Consideration for assignment of the      non-exclusive       license from Mr. Ng
was $1, plus costs incurred of $25,000.  The      non-exclusive       license is
for a 1-year period and will be automatically renewed indefinitely for additional 1-year terms, unless Registrant gives notice of termination at least 45 days prior to the end of any 1-year period, or the licensor gives notice of termination at least six (6) months prior to the end of any 1-year period, excluding the first year of the agreement. In the event of termination, Registrant would be required to acquire other software to continue operations.

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There are currently  several other software  licensors  offering  similar gaming software on similar terms.

Future payments  required under the terms of the      non-exclusive      license
agreement are:

- $10,000 U.S. per month for 5 consecutive months, beginning 90 days from acceptance of the first wager using the licensed software;

- A monthly fee based on a percentage of the net monthly revenues, ranging from 25% of the first $300,000 U.S. down to 12.5% for amounts over $5,000,000 U.S. The fees are subject to a minimum payment of $25,000 per month and will commence 180 days after acceptance of the first wager using the licensed software; and

- Upon achieving net monthly revenues of $1,000,000 U.S. in any one month, Registrant is to post an irrevocable letter of credit in the amount of $100,000 U.S.

The     non-exclusive       licensing  agreement,  which Registrant  acquired by
assignment from Mr.Ng. calls for Starnet to provide site development, site engineering, web site development, all technical equipment and services, licenses, credit card and other gaming financial services, 24-hour operational support and maintenance, play management and training. Through its agreement with Starnet, Registrant intends to be able to offer on-line gaming to millions of people worldwide.

Registrant's "StarGate" on-line gaming software is real time, user friendly, secure e-commerce, quick response time, interactive and provides the player with a sense of virtual reality. The StarGate games will include Red Dog, Roulette, Pai Gow Poker, Sic Bo, Baccarat, Craps, Pachinko, Slots, Video Poker, Blackjack and various others.

Major Markets and Anticipated Sources of Revenues

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Registrant  anticipates its major markets will be Asian and European visitors to
its on-line gaming web site.     Registrant  intends to initially target foreign
markets in the Philippines and Australia, both of which allow on-line gaming. Registrant has obtained the requisite license to operate an Internet casino and
sportsbook  operation in  Antigua.      It is anticipated  that revenues will be
generated from those on-line customers using the gaming facilities and also from distribution and use of a CD distributed to those requesting a CD- version of the gaming software.

Customer  Care  and  Secured  Credit  Card  Transactions

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Registrant  has  recently  completed  a software  billing  solution  to meet the specific needs of an on-line gaming operator. Its customer service center and secured credit card transaction solutions are similar to those of premier on-line gaming companies worldwide. Registrant's software allows access customer service and individual gaming records only by the individual subscribers who will be required to provide a user name and password. The site will be secured
by a firewall,      which is a device  used to block  unwanted  network  traffic
while  allowing   other  traffic  to  pass,      and  other  access   protection
requirements which are included in Registrant's software billing program.

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   There are no other key aspects of our software or our  business,  in general, that need to be completed before commencing operations. Registrant is prepared to commence operations.

Starnet has, pursuant to the License Agreement, obtained all necessary permits and made the necessary arrangements with credit card companies and a bank to commence operations, including acquiring merchant numbers to process Registrant's on-line transactions.

History  of  Company  Development

---------------------------------

February  1999        Management  Team  founded

March  1999           Began research and development into Internet gaming market

March  1999           Began  research  into  various Internet software companies

March  1999           Completed  negotiations  and  obtained  a  joint  venture/
                          non-exclusive     license  agreement

StarGate  On-Line  Gaming  Software  Features  and  Benefits

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Features:

StarNet's turnkey package to Registrant includes the ability to provide on-line Gaming. Overall, there are four main components of this software program:

1. Design, licensing, installation, and testing of the StarGate on-line gaming hardware and software. The on-line hardware and software will operate in conjunction with StarNet's on-line gaming software.

2.     StarNet  will  design  the  StarGate  web  site.

3. Registrant will manage its own customer base, including the creation of accounts, through a WWW browser.

4. Customer access to StarGate's On-Line Interactive Entertainment Center. The On-Line Interactive Center will allow customers to apply for an on-line personal account which, after approval, will allow the customer to deposit the amount which they wish to wager via a credit card transaction.

Benefits:

Since StarNet integrates hardware, software, database access and financial services (secured e-commerce transaction) into a single package, Registrant will enjoy support, operability and flexibility of all components. Other benefits of the program include:

1. Flexibility in entertainment plans - The StarNet system is designed to provide flexibility and customization in setting a variety of entertainment plans. With this platform, Registrant can develop its own promotions and pricing structures.

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2.     Utilize  StarGate's  Customer  Service  Center  interface - The  Customer
       Service Center allows Registrant to manage its customer base without the need to develop and implement its own interfaces.

3. Generate reports - Allows StarGate to generate reports summarizing the activity of its customer base.

4. Provide value-added services to customers - Via the World Wide Web (WWW), StarGate customers can access their own wager/credit information 24-hours a day through StarGate's On-Line Interactive Center.

Customer  Service  Center

-------------------------
Customers may access the StarGate Customer Service Center and speak to a live person for customer care and account balance purposes. The Customer Service Center will perform the following functions:

     Track  individual  Gaming  Detail  Records  (GDRs)

     Format  and  store  the  GDRs  in  a  central  database

     Update the account balance of users and make that information available to the users

The Customer Service Center will allow Registrant's customer service reps to do the following:

     Activate  and  deactivate  accounts

     Process  secured  credit  card  transactions/re-charge  accounts

     Generate  reports

     Access  and  view  (but  not  change)  entertainment  plans

Customer  On-Line  Interactive  Center

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The Customer On-Line Interactive Center can be accessed by StarGate customers to check their balance and GDR via the World Wide Web. This On-Line Interactive Center allows the customer to access the same information available through the Customer Service Center, without speaking to a live person.

Network  Management

-------------------

   Registrant will be in direct competition with other sites licensed by StarNet, which contain substantially similar software; however, Registrant does not believe there will be any conflict of interest between StarNet and any of its licensees, because StarNet's services are computerized and handled electronically and through telephone lines and the Internet, which do not distinguish among users.

Remote  Management  and  Configuration:

The StarGate network, which will be physically located in St. John's, Antigua, is monitored remotely in real time 24 hours a day, 7 days a week from Registrant's Network Operations Center (NOC) in Vancouver, B.C., Canada.

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Registrant  intends to have  approximately 4 employees in its Vancouver  office,
where its management  resides.     All  personnel in Antigua will be supplied by
StarNet's administrative offices and all costs associated with administration of the network operations in Antigua will be borne by StarNet, who will in turn be paid a percentage of Registrant's winnings, consistent with the StarNet license agreement.

Support  of  Collection  and  Traffic  Statistics:

As described above, the Customer Service Center will allow Registrant's customer reps to track the Gaming Detail Records (GDRs) of its customer base using ReportGen, Registrant's report-generating software. ReportGen allows a user to access his/her account on the WWW to retrieve information such as when the user last played, what the user's deposit(s) on hand are, what the user's net winnings(losses) are, etc. In addition, the StarGate software program will allow access to network traffic statistics via an Administrative Center that may be accessed through the WWW allowing Registrant to conduct marketing surveys.

Competition

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The Internet  gaming/wagering market has already been established by a number of offshore companies and services operating outside the U.S. As the industry continues to emerge and grow, new competitors continue to enter the market. The technology is continuously being upgraded and enhanced, and some gaming services companies are openly seeking investors and shareholders through public offerings on their Internet Web sites.

Registrant is entering the Internet gaming/wagering market in its early development stages and it is difficult to predict its potential competitors, other than established offshore services which are already operating outside the U.S. In addition to the Antigua operators, which include all of the StarNet Licensees, some of the other competitors are:

      Sports International, a Caribbean-based company which allows on-line betting on major U.S. and international sporting events.

      WagerNet, a company run by a Las Vegas native and set up in Belize, Central America. WagerNet's focus is also on sports betting, but it serves primarily as a match-making service. It matches individuals who want to wager on the same event, initiates contact and takes a small percentage of the wager for a service fee.

      Caribbean Casino, a company operating from St. Maarten, a popular tourist destination in the Caribbean. The owner is a Canadian and the services cover more traditional casino-style gaming.

      Lichtenstein International Lottery, a European organization which offers international access to lottery-style betting via the Internet.

      Virtual Vegas, an entertainment Web site that attempts to capture the essence of the Vegas Strip. This site is already popular despite the fact that real money is not involved in the betting process. The firm is well positioned and ready should U.S. laws change and permit on-line betting within U.S. borders.

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      ODS (On Demand Services)  Technologies,  a U.S. firm already involved in a legal application of on-line betting. The firm has teamed up with the famous Churchill Downs Racetrack and a local cable provider to test off-track betting in the home. Races, odds and relevant information is broadcast into homes via the cable lines and bets are placed over the phone.

Generally, the gaming prices and services of virtually all gaming software are substantially the same. Registrant believes it is competitive in both price and services, but feels it may have a competitive edge over other sites by offering what it believes are better visual graphics, quicker download time of a game, quicker turnaround time for payment of winnings and enhanced security.

Registrant does not have flexibility in setting its net entertainment plans and must choose software and gaming programs designed and provided by StarNet. The content restrictions imposed by the StarNet license and software may limit the ability of Registrant to compete with non-StarNet licensees and on-line operators using other gaming software.

Government  Regulation

----------------------
The U.S. government has conducted an electronic gambling study to consider the effects of electronic gambling on society. They are also concerned about the tax evasion that could result from on-line wagering. Potential government regulation would serve to regulate virtual casinos and tax both the casino and the winner. At this time, it is impossible to predict how or if the current U.S. laws relative to on-line gaming/wagering will be changed. There can be no assurance that the U.S. government will ever approve on-line gaming/wagering in the U.S. or that, if approved, Registrant will be able to successfully compete in the market. In fact, the U.S. Congress is expected to propose legislation to prohibit Internet gambling during the session which commenced January 1999. In the event Internet gaming is approved in the U.S., Registrant would evaluate the laws, rules and regulations required to conduct such operations and determine at that time whether to enter the U.S. Market.

Until there is a resolution regarding Internet gambling in the U.S., Registrant intends to conduct all of its Internet gaming operations offshore in foreign jurisdictions, where it will fully comply with all laws, rules and regulations of each jurisdiction. Registrant will limit its business to non-U.S. locations by utilizing a feature of the StarNet software system which blocks Internet protocol addresses from the U.S., verifies the age and billing addresses of credit card users and restricts sending gambling winnings to a U.S. address.

   Registrant has determined that it is legal to accept wagers in the Philippines and Australia, where Registrant intends to focus its marketing efforts. Registrant intends to accept wagers from the Philippines and Australia. Registrant is currently researching the laws, rules and regulations of other target countries regarding the legality of accepting on-line wagers, including Hong Kong, Malaysia, Indonesia, Thailand, Japan, Italy, Spain, France, Germany and the United Kingdom

Office  Facilities

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Registrant's  executive  offices  are  located  at 202 - 338  West  8th  Avenue,
Vancouver, B.C., Canada V5Y 3X2.

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Employees

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At the  present  time,  Registrant  has 4  full-time  employees  at  its  office facilities in Vancouver, B.C., Canada. Its employees currently include certain executive officers who devote their time as needed to Registrant's business.

Risk  Factors

-------------
In addition to the other information in this Registration Statement, the following factors should be considered carefully in evaluating Registrant and its proposed business operations.

High Risk - Registrant is in its organizational and development stages and any investment in the Common Stock of Registrant involves a high degree of risk. A prospective investor should, therefore, be aware that in the event Registrant is not successful in its proposed business plans, any investment in the Common Stock of Registrant may be lost and Registrant may be faced with the possibility of liquidation. In the event of liquidation, existing stockholders will, to the extent that assets are available for distribution, receive a disproportionately greater share of the assets in relation to their cash investment in Registrant, than would any new investors, in that holders of Common Stock of Registrant are entitled to share on a pro rata basis in the assets, if any, of Registrant that would be available for distribution.

Start-up Company; Uncertainty of Future Profitability - Although Registrant has been incorporated and in existence since March 17, 1999, it has not yet had any earnings or commenced full business operations; accordingly, there can be no assurance that it will be successful in its proposed business plans. Registrant faces all the risks inherent in a relatively new business and there can be no assurance that Registrant's activities will be successful and/or result in any profits.

Internet Gaming May Not be Permitted in U.S. Locations - Citizens of some or all jurisdictions in the United States may not be allowed to participate in Registrant's proposed Internet gaming business because of legislative debate regarding the applicability of interstate gambling laws, rules and regulations to Internet gaming. The legality of gambling has heretofore been considered a matter of state concern and each state has regulated its own laws, rules and regulations regarding gaming and wagering. In the event Internet gaming and wagering is ruled illegal in the various pending lawsuits, states may disallow Internet gaming and wagering in any and all states where gambling is illegal. As a result, Registrant's business would be limited to only those states where gambling is legal, assuming such states have not proscribed Internet gambling.

Furthermore, and very significantly, legislation has been introduced in the U.S. Congress, seeking to prohibit all Internet gambling in the U.S. The legislation, as currently proposed by various legislators, would punish with fines and imprisonment, both the person placing the bet and the person accepting the bet. If the legislation is enacted into law, Registrant's business would be limited only to locations outside the U.S.

The inability to conduct any Internet gaming operations in the U.S. may have a substantial negative impact on the potential revenues which Registrant may be able to generate from its operations. However, since Registrant will be marketing and focusing its operations only in Asia and Europe, the status of Internet gambling in the U.S. is not of primary concern to Registrant at this time.

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    Possible Termination of Gaming Software License - Registrant acquired all of the rights, title and interest in and to its gaming software from Ken Ng, an officer and director of Registrant since inception. Pursuant to the terms of the Assignment Agreement, Registrant purchased the Software License Agreement with Softec Systems Caribbean Inc. from Mr. Ng in exchange for a one- year employment contract and reimbursement of the sum of $25,000. Mr. Ng. entered into the Softec License Agreement on March 17, 1999. The term of the Agreement is a
period  of  one  year,  until  March  17,2000,  and  is  automatically   Renewed
indefinitely unless Registrant gives written notice of termination at Least 45 days prior to the end of any one-year period. However, pursuant to the Agreement, Softec may also terminate the Agreement as a result of certain breaches by Registrant. In the event Softec terminates the Agreement, Registrant would no longer be able to use the licensed software and its business operations and financial condition could be severely adversely affected.

Year 2000 Computer Problems - Registrant is heavily engaged in and dependent on computer technology. Many existing computer programs use only two digits to identify a year in the date field, e.g., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. If not corrected, many computer applications could fail or create erroneous results in the Year 2000. The Securities and Exchange Commission ("SEC") has issued Staff Legal Bulletin No. 5 indicating the Year 2000 problem affects virtually all companies and organizations. Registrant has made a preliminary assessment of the Year 2000 issues as they relate to its online software gaming programs and operating systems and has determined that it does not presently have any material Year 2000 issues which could adversely affect its business, operations (including operating systems) and/or financial condition. Some Year 2000 issues could affect Registrant's relationships with customers, suppliers and other parties with whom it does business. Registrant intends to investigate Year 2000 remediation programs and/or contingency plans, but has not yet done so. A material consideration in this regard is the cost of such remediation program and/or contingency plans.

Government Regulations - Internet gaming is a new and emerging technology and, as such, no specific laws have yet been set forth by the U.S. Government regulating the industry, although efforts are underway to enact legislation to prohibit Internet gambling in the U.S. Moreover, future legislation and regulations could be imposed in the industry at any time causing additional substantial expense, capital expenditures, restrictions and delays in, or perhaps total prohibition of the commencement of Registrant's proposed business plans. The extent to which future legislation and/or regulations might affect Registrant cannot be predicted and there is no assurance that Registrant will be able to market its technology in any jurisdiction which does not allow gaming. As a result, Registrant's profitability may be adversely affected and its proposed business operations may be severely limited. Although Registrant is unaware of on-line gaming restrictions in countries other than the U.S., if such restrictions exist or are implemented, Registrant's operations and profitability may be adversely impacted.

Internet Security Concerns - Security on the Internet has always been a concern to companies which conduct business via the World Wide Web; however, with money now exchanging hands in Internet transactions, it is an even greater concern. The potential for viruses which can virtually destroy a system is a distinct possibility and hackers now have the potential technology to wreak havoc on any business operation. Unsecured transactions on the Internet are subject to

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inspection  by just  about  anyone  who  knows  how to  access  the  information regarding them. As credit card or checking account numbers are being exchanged, the window of opportunity for theft is wide open. Registrant will attempt to obtain the highest security measures for its StarGate site, however, there can be no assurance that it will not fall prey to any of the aforementioned potential disasters.

Industry Conditions; Economic Factors - The success of Registrant's proposed business operations is highly dependent upon the condition of the interactive gaming industry. The economic viability of that market, in turn, is highly dependent on, among many other factors, new laws, political issues and general economic conditions. During periods of economic downturn or slow economic growth, coupled with eroding consumer confidence or rising inflation, use of Registrant's technology could be severely negatively impacted. Such factors would likely have an immediate material adverse effect on Registrant's operations and/or profitability.

Dependence On Additional Financing/Risk of Unavailability; Possible Additional Dilution - Assuming full implementation of Registrant's proposed business plans, the continued operations of Registrant will be dependent upon its ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to Registrant.

No Assurance of a Public Market - There is currently no active trading in Registrant's Common Stock and there is no assurance that an active trading market in Registrant's Common Stock will ever develop. Accordingly, there is a very high risk that purchasers of Common Stock of Registrant may be unable to sell their shares in the future.



Risks of Low-Priced Stocks - The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on a major exchange and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three (3) years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or
(iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Since Registrant's shares of Common Stock are characterized as a penny stock, the market liquidity for the Company's securities could be severely affected. Furthermore, the regulations on penny stocks could limit the ability of broker/ dealers to sell the Company's securities and, thus, the ability of purchasers of the Company's securities to sell their securities in the secondary market.

In addition, if the Company's securities do not continue to be quoted on the Electronic Bulletin Board of the National Association of Securities Dealers,

Inc. ("NASD"), or the Company does not have $3,000,000 in net tangible assets, trading in the Common Stock would be covered by Rule 15c2-6 promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") for non-NASDAQ and non-exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities also are exempt from this rule if the market price is at least $5.00 per share.

ITEM  2.  DESCRIPTION  OF  PROPERTY

Registrant  has a verbal  lease  agreement to lease office space at 202-338 West
8th Avenue, Vancouver, B.C., Canada, from Clydemont Development Inc., a non-related third party, on a monthly lease term, for $1,000 US per month. The rental rate is competitive for similar space in the area.

ITEM  3.     LEGAL  PROCEEDINGS

Registrant is not a party to an material pending legal proceedings.

ITEM  4.     CONTROL  OF  REGISTRANT

The following table sets forth information relating to the beneficial ownership of Registrant's Common Stock by those persons beneficially holding more than 10% of Registrant's Common Stock, and by all of Registrant's directors and executive officers as a group as of March 31, 1999. The address of each person is in care of Registrant, unless otherwise noted.


                                                         Percentage

Name  of                      Number  of               of  Outstanding
Stockholder                 Shares  Owned(1)           Common  Stock

-----------                  -------------             ---------------

Pao  Yao  Koo                 100,000                      2%

Ken  Ng                       275,000                      6%

   Alfred Yong(2)           1,046,250                     21%

Alan Yong (2)                325,000                       7%
-------------
All  Officers  and

Directors  as  a  Group      375,000                      8%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security) and includes the ownership of a security through corporate, partnership or trust entities. In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

   (2) Alan Yong is a member of Registrant's Advisory Board and a principal shareholder. Alfred Yong is a principal shareholder and the brother of Alan Yong.

ITEM  5.     NATURE  OF  TRADING  MARKET

As of the date of this Registration Statement, there is no principal non-U.S. or U.S. trading market for Registrant's securities. As of October 31, 1999 there was a total of 4,956,500 shares of Common Stock outstanding, held
by    59     shareholders,  all  of  which  are  non-U.S.  persons.

ITEM  6.     EXCHANGE  CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no Turks and Caicos foreign exchange control restrictions on the payment of dividends on the Common Stock of Registrant to non-resident holders. There are currently no limitations on the rights of non-resident or foreign owners to hold or vote the Common Stock, imposed by Turks and Caicos law, or the Memorandum and Articles of Association of Registrant.

ITEM  7.     TAXATION

US Federal Income Tax  Consequences to persons who are owners of Common Stock of
Registrant:

The following generally summarizes the principal U.S. federal tax consequences of the purchase, ownership and disposition of Registrant's Common Stock and, except as provided explicitly below, to citizens or residents of the U.S. for U.S. federal income tax purposes, corporations or partnerships created or organized under the laws of the U.S., or any state thereof, estates the income which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the U.S. is able to exercise primary supervision over the administration and control of the trust and one or more of the U.S. fiduciaries have the authority to control all substantial decisions of the trust (collectively "U.S. Holders").

The statements regarding the U.S. tax laws set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Registration Statement and are subject to any changes in the U.S. law, or on the interpretation thereof by the relevant taxation authorities or in the double taxation conventions between the U.S. and any foreign jurisdiction where a shareholder may reside, (the "convention"), occurring after such date.

   As of the date of this filing, there are no reciprocal tax treaties between the Turks and Caicos Islands, British West Indies and the United States regarding withholding of taxes. U.S. security holders are not subject to any taxes, including withholding provisions, under the laws and regulations of the Turks and Caicos Islands

This summary is of a general nature only and does not discuss all aspects of U.S. and foreign jurisdiction taxation matters that may be relevant to a parti-cular investor. This summary deals only with securities held as capital assets and does not address special classes of purchasers, such as dealers in securi-ties, U.S. shareholders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alterna-tive minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does address the tax treatment of U.S. Shareholders who own, directly or by attribution, 10% or more of Registrant's outstanding Common Stock.

PROSPECTIVE PURCHASERS OF REGISTRANT'S COMMON STOCK ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES AS WELL AS WITH RESPECT TO THE TAX CONSEQUENCES IN FOREIGN JURISDICTIONS, OF THE OWNERSHIP OF THE COMMON STOCK APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Taxation  of  Capital  Gains

----------------------------
Upon the sale or other disposition of shares of Common Stock, a U.S. shareholder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such sale or disposition and the U.S. shareholder's adjusted tax basis in the Common Stock. Such gain or loss will be capital gain or loss if the U.S. shareholder holds such Common Stock as a capital asset. Holders of Common Stock in foreign jurisdictions will be subject to the laws, rules and regulations applicable to taxation of capital gains in each such jurisdiction.

All shareholders of Registrant's Common Stock should seek professional tax advice to determine their income tax liability.

Estate  and  Gift  Taxes

------------------------
An individual U.S. shareholder will be subject to U.S. estate and gift taxes with respect to the Common Stock in the same manner and to the same extent as with respect to other types of personal property. Holders of Common Stock in foreign jurisdictions will be subject to the laws, rules and regulations applicable to taxation of capital gains in each such jurisdiction.

ITEM  8.     SELECTED  FINANCIAL  DATA

The following table presents selected financial data of Registrant for the period from Inception to October 31, 1999. Registrant's fiscal year end is December 31. The financial information below has been prepared and audited by Jung & Lee, Chartered Accountants, Vancouver, B.C., Canada. Registrant's financial statements are prepared in accordance with accounting principles generally accepted in Canada which, for purposes of this filing, conform in all material aspects with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All information is in U.S. Dollars. No dividends have been paid or declared to date. Registrant has not yet commenced full business operations and, therefore, has not yet realized any revenues. Since inception, Registrant's business operations have been focused on preparation for the acquisition, marketing and on-line use of the StarNet software. For a discussion of these and other factors which materially affect this selected financial data, see "Item
9-Management's Discussion and Analysis & Financial Condition and Results of Operations". This information should be read in conjunction with, and is qualified in its entirety by reference to the financial statements of Registrant and the notes thereto included in this Registration Statement.


                                          For  the  Period  from
                                          Inception  to     10/31/99

                                          ---------------------------
Statement  of  Operations  Data:

Revenues                                        $          0
Operating  expenses                             $   (104,318)
Net  Loss                                       $   (116,702)
Loss  per  Ordinary  Share                      $      (.02)
Weighted  average  shares  outstanding          4,956,500

Balance  Sheet  Data:

Net  current  assets                            $   124,260
Total  assets                                   $   135,959
Short-Term  Liabilities                         $    12,711

Stockholders'  Equity                           $   123,248


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion is based on Registrant's financial statements which are prepared in accordance with Canadian GAAP, which conforms in all material respects with accounting principles generally accepted in the United States.

Overview

--------
Registrant is engaged in the business of Internet gaming/wagering marketing Since inception on March 17, 1999, Registrant has acquired the rights to certain Internet gaming software.

Results of Operations

---------------------
Registrant has not yet commenced full business operations and, therefore, has not yet realized any revenues.

Liquidity  and  Capital  Resources

----------------------------------
Since inception, Registrant has satisfied its cash needs during the developmental stage for startup costs from the sale and issuance of shares of its Common Stock. Since inception, Registrant has raised a total of $ 43,000 through a private sale of 4,300,000 shares of its Common Stock for $.01 per share. Registrant recently closed a public offering of its Common Stock, all to non-U.S. residents, pursuant to a Regulation D, Rule 504 registration statement, made effective by the New York Department of Law on March 31, 1999. A total of 656,500 shares of Common Stock were sold at $.30 per share.

   Since Registrant's long-term cash requirements will consist mainly of license fees which will not be due until after Registrant commences full business operations and accepts internet wagers, Registrant believes operating revenues will be sufficient to meet its long-term cash requirements. However, there is no assurance Registrant will be able to meet its long-term cash requirements and additional financing may be required either on a debt or equity basis. Registrant is unable to determine whether additional financing will be required until after it has commenced business operations.

Registrant feels its present sources of liquidity, will be adequate to cover its anticipated financial obligations and capital expenditures in connection with its proposed business operations for approximately 12 months. Other than potential revenues from operations, of which there can be no assurance, Registrant has not identified any sources of long-term liquidity.

   Registrant and its chartered accounting firm, Jung & Lee, have reviewed the U.S. Financial Accounting Standards and are unaware of any pending accounting pronouncements that will affect Registrant and which have not been disclosed in the financial statements included in this registration statement.

ITEM  9A.   QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

Not  applicable.

ITEM  10.     DIRECTORS  AND  OFFICERS  OF  REGISTRANT.

The members of the Board of Directors of Registrant  serve until the next annual
meeting  of   stockholders,   or  until  their  successors  have  been  elected.
Information as to the directors and executive officers of

Registrant is as follows. Except as noted, each Executive Director devotes substantially all his/her time to the business of Registrant. There exists no arrangement or understanding between any named officer or director and any other person pursuant to which he/she was selected as a director or officer.


Name  and  Address                       Age       Position(s)
------------------                      -----      -----------
Pao  Yao  Koo                            29       President     and Director
202-338  West  8th  Avenue
Vancouver,  B.C.,  Canada  V5Y  3X2

Ken  Ng                                  32       Executive  V.P.-Operations and

202-338  West  8th  Avenue                        Marketing,  Secretary, Treasurer Vancouver,  B.C.,  Canada  V5Y  3X2
and a Director


Background  of  Officers  and  Directors

----------------------------------------

Pao Yao Koo    has been President of Registrant since November 1999 and was
Vice President of Marketing and a Director since inception. Since November 1997, she has also been a Director of Yorkland Trading, Inc., an international jewelry distribution company in Vancouver, B.C., Canada and has several years experience in marketing and sales, especially within the Asian community in various industries. Since September 1998, she has also been the Vice President of Sales and Marketing for Crystal Hill Technologies, Inc., a financial management company in Vancouver, B.C., Canada. From October 1994 to January 1997, she was a self-employed international jewelry distributor in Hong Kong. From April 1992 to October 1994, she was Assistant Manager of Italies Italian Coffee Shop in Vancouver, B.C., Canada. Ms. Koo will devote her time as required to the business of Registrant.

Ken Ng has been the Executive Vice President of Operations/Marketing, Secretary Treasurer and a Director of Registrant since inception. Since March 1997, he has also been a Director and Vice President of Capital Alliance Group Inc., a computer and education company with operations in Canada and Thailand. From July 1995 to February 1997, he was the Managing Director of Univell Microsystems, a computer manufacturing company in Richmond, B.C., Canada. From January 1990 to June 1995, he was a Manager for Ano Office Automation, a computer retail company in Vancouver, B.C., Canada. In addition, Mr. Ng is a director and shareholder of Strawberry Inc., which operates an Internet gaming site out of Venezuela known as www.clubriocasino.com. Mr. Ng graduated from BCIT in Vancouver in 1989 with a B.A. Degree in Electronics/Engineering. He will devote his time as required to the business of Registrant.

Advisory  Board

---------------
Alan Yong has been a Member of the Advisory Board since inception. Since August 1996, he has also been a Director and President of Crystal Hill Management, Inc., a financial management corporation in Vancouver, B.C., Canada, and Pacific Treasure Resort and Casino Ltd., a Canadian corporation which has an option to acquire an interest in a water-based casino operation. Mr. Yong is also presently a director of several companies involved in communications, Internet and real estate. Mr. Yong owns 325,000 shares of Registrant's Common Stock.

Dr.  Wun  C. Chiou, Sr. has been a Member of the Advisory Board since inception.
He  has  been  the  President  and  Chief  Executive  Officer of    LinuxOne,
Inc., a Nevada corporation engaged in the development and sale of linux software
products, since March, 1999. From 1996 to March 1999,      he was President and
Chief Executive Officer of NetUSA, Inc., a publicly-traded Colorado corporation. Dr. Chiou was also the Founder and President of Pacific Microelectronics, Inc. since its inception in 1987. From 1986 to 1987, he was Senior Scientist for Lockheed, Palo Alto Research Center where he organized Lockheed's Artificial Intelligence Center. From 1986 to 1987, he also served as a consultant for Peterson & Co., Northridge, California. From 1984 to 1985, he was the Branch Chief of Artificial IntelligenceSoftware for NASA, at Ames Research Center in Mountain View, California. From 1983 to 1984, he was Senior Technologist for the California Institute of Technology, Jet Propulsion Laboratory. From 1981 to 1983, he served as Research Scientist for Teledyne Systems, Co., Northridge, California. From 1979 to 1981, he was Senior Staff Engineer for Hughes Aircraft Co. From 1974 to 1979, Dr. Chiou has held a variety of positions including Research Physicist for the U.S. Army, Areomed. From 1979 to 1986, he taught at Cal State, Northridge and U.C. Berkeley Extension. He possesses knowledge and research experience regarding expert systems, artificial intelligence, image modeling, optical information processing, and system integration, among others. He has published over 100 scientific articles in a variety of periodicals and is a member of the Optical Society of America, Society of Photo-Instrumentation Engineers, and the National Association for Artificial Intelligence. He holds a B.S. from National Taiwan University in General Science and Psychology; a Master's Degree from Bowling Green State University in Physics and Mathematics; a Ph.D. from Ohio State University in Biophysics; and has completed post-doctoral work at Ohio State University on image modeling.

ITEM  11.     EXECUTIVE  COMPENSATION  OF  DIRECTORS  AND  OFFICERS

The officers and directors of Registrant do not presently receive cash remuneration or salaries for their efforts and do not intend to receive remuneration or salaries unless and until Registrant's business operations are successful, at which time salaries and other remuneration will be established by the Board of Directors, as appropriate.

ITEM  12.      OPTION  TO  PURCHASE  SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

There are no outstanding options to purchase securities from Registrant.

ITEM  13.     INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS

On March 17, 1999, a total of 4,300,000 shares of Common Stock were sold in exchange for $43,000 U.S., or $.01 per share. 625,000 of such shares are held by officers and directors of Registrant.

On March 18, 1999,  Registrant acquired, by assignment,  a     non-exclusive
license for the rights to Internet casino software and related proprietary technology from Ken Ng, an officer, director and shareholder of Registrant. Consideration for the license was $1, plus costs incurred of $25,000. The
non-exclusive        license is for a 1-year  period  and will be  automatically renewed indefinitely for additional 1-year terms unless Registrant gives notice of termination at least 45 days prior to the end of any 1-year period, or the licensor gives notice of termination at least six (6) months prior to the end of any 1-year period, excluding the first year of the agreement. Future payments required under the terms of the license agreement are:

- $10,000 U.S. per month for 5 consecutive months, beginning 90 days from acceptance of the first wager using the licensed software;

- A monthly fee based on a percentage of the net monthly revenues, ranging from 25% of the first $300,000 U.S. down to 12.5% for amounts over $5,000,000 U.S. The fees are subject to a minimum payment of $25,000 per month and will commence 180 days after acceptance of the first wager using the licensed software; and

- Upon achieving net monthly revenues of $1,000,000 U.S. in any one month, Registrant is to post an irrevocable letter of credit in the amount of $100,000 U.S.

                                 PART  II

                                 ========

ITEM  14.          DESCRIPTION  OF  SECURITIES

The following contains certain information concerning Registrant's capital structure and related summary information concerning the material provisions of Registrant's Memorandum and Articles of Association (Charter) and applicable Turks and Caicos law. A copy of the Memorandum and Articles of Association of Registrant has been filed as an Exhibit to this Registration Statement and is available for inspection as part of this Registration Statement.

General

-------
Registrant's authorized share capital is 25,000,000 shares of Common Stock with a par value of U.S. $.001. The holders of Common Stock currently (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Registrant; (ii) are entitled to share ratably in all of the assets of Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to Registrant's Memorandum and Articles of Incorporation and the applicable statutes of the Turks and Caicos Islands, British West Indies, for a more complete description of the rights and liabilities of holders of Registrant's securities.

Non-cumulative  Voting

----------------------
The holders of shares of Common Stock of Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Registrant's directors.

Cash  Dividends

---------------
As of the date of this Registration Statement, Registrant has not declared or paid any cash dividends to its stockholders. The declaration or payment of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of Registrant, general economic conditions, and other pertinent conditions. It is the present intention of Registrant not to declare or pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in Registrant's business operations.

Reports

-------
Registrant will furnish annual financial reports and unaudited quarterly financial reports to its stockholders, certified by its independent accountants.

Transfer  Agent

---------------
Registrant has appointed Transfer.com, an independent, professional transfer agent in Portland, Oregon, to serve as the transfer agent for its securities.

                                       PART  III

                                       =========

ITEM  15.     DEFAULTS  UPON  SENIOR  SECURITIES

Not  applicable.

ITEM  16.     CHANGES  IN  REGISTERED  SECURITIES  AND  USE  OF  PROCEEDS.

There have been no modifications to the Common Stock of Registrant. All of the shares of Common Stock covered by this Registration Statement have been issued and all public and private offerings of shares were closed or terminated prior to the filing of this Registration Statement.

Registrant did not engage an underwriter or other third party in connection with the sale and issuance of any of the shares of Common Stock covered in this Registration Statement and as a result, did not incur, directly or indirectly, any underwriting discounts or commissions, finders' fees or other similar expenses. In connection with the issuance and sale of the outstanding shares of Common Stock, Registrant did incur accounting, legal, printing and related expenses, which taken together were not material. No payments were made to any officers, directors or their associates, or to any persons owning 10% or more of Registrant's outstanding shares of Common Stock, other than those disclosed in
Item 13, "Interest of Management in Certain Transactions", of this Registration Statement. However, none of the expenses or payments represents material changes in the information set forth in this Registration Statement.

                                     PART IV

                                    ========

ITEM  17/18.     FINANCIAL  STATEMENTS

The financial statements required by Item 18 and included in this Registration Statement are as follows:

Auditor's  Report
Balance  Sheet

Statement  of  Loss  and  Deficit
Statement  of  Shareholders'  Equity
Statement  of  Cash  Flows
Notes  to  Financial  Statements

ITEM  19.     FINANCIAL  STATEMENTS  AND  EXHIBITS

a)     Financial  Statement  of Registrant from Inception through    October
31, 1999

a)     Exhibits


Ex. No.       Description of Exhibit

------        ----------------------
3.1.1        Memorandum  and  Articles  of  Association

6.1          Assignment  of  Software  Agreement  and  Exhibits

   6.2       Casino Operator's License

99           Consent of Softec Systems Caribbean Inc.

                                SIGNATURES

                                ==========

In accordance with Section 12 of the Securities Exchange Act of 1934, Registrant
caused  this  Registration   Statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized.

Dated:  January ____, 2000      _____________________________________
                                Pao Yao Koo,  President  and Director

                          STARGATE ENTERTAINMENT, INC.

                              FINANCIAL STATEMENTS

                                OCTOBER     31, 1999

      INDEX

     Auditors'  Report

     Balance  Sheet

     Statement  of  Loss  and  Deficit

     Statement  of  Shareholders'  Equity

     Statement  of  Cash  Flows

     Notes  to  the  Financial  Statements

                                AUDITORS' REPORT

TO  THE  SHAREHOLDERS,
STARGATE  ENTERTAINMENT,  INC.

We have  audited the balance  sheet of  StarGate  Entertainment,  Inc. as at
October      31,  1999 and the  statements  of loss and  deficit,  shareholders'
equity and cash flows for the period  from  inception  on March 17,  1999 to
October 31, 1999.     These financial statements are the responsibility of the
company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 1999 and the results of its operations and the changes in cash flows for the period from inception on March 17, 1999 to October 31, 1999 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver,  Canada
   December 21,  1999

JUNG  AND  LEE  Chartered  Accountants


STARGATE  ENTERTAINMENT,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
BALANCE  SHEET
AS  AT     OCTOBER      31, 1999
(EXPRESSED  IN  UNITED  STATES  DOLLARS)

----------------------------------------

ASSETS

Current

   Cash - Note 3                                        $103,242
   Term deposit - Note 4                                  17,123
   Accounts receivable                                     3,895
                                                        --------
                                                         124,260

   Furniture and equipment - Note 5                        2,272
  License  rights  -     Note  6                           9,427
                                                        --------
TOTAL ASSETS                                            $135,959
                                                        ========

LIABILITIES

Current

  Accounts  payable                                     $ 12,711
                                                        --------

SHAREHOLDERS'  EQUITY

  Capital  stock  -     Note  7                            4,957

  Capital  in  excess  of  par  value                    234,993

  Deficit                                               (116,702)
                                                        --------
                                                         123,248

                                                        --------
TOTAL  LIABILITIES  AND  SHAREHOLDERS'  EQUITY          $135,959
                                                        ========















See  accompanying  notes  to  the  financial  statements



STARGATE  ENTERTAINMENT,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
STATEMENT  OF  LOSS  AND  DEFICIT

FOR  THE  PERIOD  FROM  INCEPTION  ON  MARCH  17,  1999
TO     OCTOBER     31,  1999
(EXPRESSED  IN  UNITED  STATES  DOLLARS)

---------------------------------------------------------------

EXPENSES

Accounting  and     audit                                  $11,082
Amortization                                                15,781
   Legal                                                    33,993
Office and miscellaneous                                     4,555
Professional fees                                            6,156
Project development costs                                   24,188
Telephone                                                    1,187
Transfer agent                                               2,890
Travel                                                       3,856
                                                           -------
NET  LOSS  BEFORE OTHER ITEMS                              104,318


OTHER ITEMS

Write-off leasehold improvements and other assets           15,112
Interest income                                             (2,728)
                                                          ---------

NET LOSS FOR THE PERIOD                                    116,702


DEFICIT,  BEGINNING  OF  THE  PERIOD                             -
                                                           -------

DEFICIT,  END  OF  THE  PERIOD                            $116,702
                                                           =======



LOSS  PER  SHARE                                          $    .02
                                                           =======


WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING  -         4,956,500
                                                         =========






See  accompanying  notes  to  the  financial  statements



STARGATE  ENTERTAINMENT,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
STATEMENT  OF  SHAREHOLDERS'  EQUITY

FOR  THE  PERIOD  FROM  INCEPTION  ON  MARCH  17,  1999
TO    OCTOBER     31,  1999
(EXPRESSED  IN  UNITED  STATES  DOLLARS)

---------------------------------------------------------





                                                 Capital
                                    Issued       In Excess

                                  Number and of

                      Of  Shares   Outstanding  Par  Value  Deficit Total

                      ----------   ----------   ----------  ------  -----


Opening  Balance            -       $  -        $    -      $   -   $     -

Shares  subscribed

At $.01 each           4,300,000     4,300       38,700         -   43,000

Shares  subscribed

At $.30 each             656,500       657      196,293        -    196,950

Net  Loss  for  Period      -          -           -      (116,702)(116,702)
                       ---------    -------     --------   -------  --------


Balance  at

   October    31, 1999 4,956,500    $4,957    $234,993    (116,702) $123,248
                       =========    =======   ========    ========  =======














See  accompanying  notes  to  the  financial  statements



STARGATE  ENTERTAINMENT,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
STATEMENT  OF  CASH  FLOWS

FOR  THE  PERIOD  FROM  INCEPTION  ON  MARCH  17,  1999  TO
   OCTOBER      31,  1999

(EXPRESSED  IN  UNITED  STATES  DOLLARS)

---------------------------------------------------------------

OPERATING  ACTIVITIES

Loss  for  the  period                                   $(116,702)

Items  not  involving  cash:

     Amortization                                           15,781
     Write-off of leasehold improvements and

       other assets                                         15,112
                                                           -------
                                                           (85,809)

   Change in non-cash operating working capital:

     Accounts receivable                                   ( 3,895)
     Accounts payable                                       12,711
                                                           -------
                                                         $ (76,993)

                                                         ---------


INVESTING  ACTIVITIES

   Purchase of term deposit                              $ (17,123)
   Acquisition  of  license  rights                        (25,001)
   Purchase of capital assets                              (17,591)
                                                          ---------
                                                         $ (59,715)

                                                          ---------


FINANCING  ACTIVITIES

Proceeds from issuance of capital stock                  $ 239,950
                                                           --------
   Increase in cash and cash equivalents

during the period                                        $ 103,242

Cash and cash equivalents, beginning of the period               -
                                                         ---------
   Cash and cash equivalents, end of the period          $ 103,242
                                                           ========


See  accompanying  notes  to  the  financial  statements


STARGATE  ENTERTAINMENT,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  THE  FINANCIAL  STATEMENTS

FOR  THE  PERIOD  FROM  INCORPORATION  ON  MARCH  17,  1999
TO    OCTOBER    31, 1999

(EXPRESSED  IN  UNITED  STATES  DOLLARS)

-------------------------------------------------------------
1.     NATURE  OF  BUSINESS

StarGate Entertainment, Inc. (the "Company") was incorporated on March 17, 1999 in the Turks and Caicos Islands of the British West Indies and is in the process of registering a wholly-owned subsidiary company (Star Ventures, Inc.) in Antigua, West Indies. The Company has been established to operate online gaming sites and has obtained a license for the rights to Internet gaming software.

2.     SIGNIFICANT  ACCOUNTING  POLICIES

Generally  Accepted  Accounting  Principles

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada which, for the purposes of these financial statements, conform in all material respects with accounting principles generally accepted in the United States.

Use  of  Estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

The financial statements have, in management opinion, been properly prepared within reasonable limits of materially and within the framework of the significant accounting policies summarized below.

License  Rights

Initial costs incurred to acquire license rights are capitalized and amortized on a straight-line basis over the term of the license. Subsequent monthly payments due upon commencement of gaming operations and related marketing and development costs are expensed in the period in which they are incurred.

Fair  Value  of  Financial  Instruments

The carrying values of cash and cash equivalents, term deposits, accounts receivable and accounts payable approximate their fair values since they are short term in nature. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Earnings  (Loss)  per  Share

Earnings (loss) per share is calculated using the weighted number of shares outstanding during the period.

    Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Furniture and Equipment and Amortization

Furniture and equipment are recorded at cost and the Company provides for Amortization computed under the declining balance method at 20% per annum.

Foreign Currency Translation

Transactions in currencies other than the United States dollar are translated at the exchange rates in effect on the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing rate of exchange at the end of the period. Exchange gains or losses are included in the statement of loss and deficit.

3.     Cash and Cash Equivalents

Cash and cash equivalents are comprised of:


       Cash                     $    2,079
       Certificate of deposit   $  101,163

                                ----------
                                     103,242

                                ==========

The certificate of deposit bears interest at 4.75% and matures November 13, 1999.

4.     Term Deposit

The term deposit is recorded at cost and is comprised of a Cdn. $25,000 Investment certificate bearing interest at 3.95% per annum and maturing on June 9, 2000.

5.     Furniture and Equipment


     Cost                         $ 2,479
     Accumulated amortization         207

                                  -------
                                     $ 2,272

                                  =======


6.     License  Rights

The Company has acquired a license for the rights to Internet casino software from a director for $1 plus costs incurred of $25,000. The license is for a one year period and will be automatically renewed indefinitely for additional one year terms unless the Company gives notice of termination at least 45 days prior to the end of any one year period, or the licensor gives notice of termination at least six months prior to the end of any one year period, excluding the first year of the agreement.

Future payments required under the terms of the license agreement are:

- - $10,000 per month for five consecutive months, beginning ninety days from acceptance of the first wager using the licensed software;

- - a monthly fee based on a percentage of the net monthly revenue, ranging from 25% for the first $300,000 down to 12.5% for amounts over $5,000,000. The fees are subject to a minimum payment of $25,000 per month and commence 180 days after acceptance of the first wager using the licensed software; and

- - upon achieving net monthly revenue of $1,000,000 in any one month, the Company is to post an irrevocable letter of credit in the amount of $100,000.


Cost  incurred:

Initial  acquisition  costs                 $25,001
Amortization                                 15,574

                                           -------
                                            $ 9,427

                                            =======

7.   Capital  Stock

Authorized:  25,000,000  shares  with a par value of $0.001 each.

Issued  and  outstanding:


                                                                         Capital

                            Number            Capital          in  Excess
                            of  Shares         Stock         of  Par  Value

                            ---------          -------       --------------
For  cash  of  $.01

per  share                  4,300,000          $4,300           $  38,700

For  cash  of  $.30

per  share                    656,500             657             196,293
                            ---------          -------          ---------
                            4,956,500          $4,957           $ 234,993
                            =========          =======         ===========

8.     Related  Party  Transaction

The rights to a license of Internet software were acquired from a director of the Company for $1 plus $25,000 in costs incurred by him. The transaction has been recorded at the carrying amount of $25,000 plus $1.

   An officer of the Company was paid $5,775 for accounting and consulting services rendered during the period.

9.  Income Taxes

The Company is subject to Canadian federal and provincial taxes at an effective rate of 45.6%. No current provision or benefit for income taxes has been recorded for the period ended October 31, 1999, as the Company has
incurred a net operating loss and has no carryback potential. At    October
31, 1999, the Company has a net tax loss carryforward of approximately $77,000 available to reduce future taxable income, which expires in 2006.
    Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences and related deferred income tax amounts are as follows:

Net deferred tax assets are comprised of:


   Expenses deductible in future for tax purposes     $ 15,800
License rights and furniture and equipment              24,000
Net tax loss carryforward                               77,000
                                                      --------
                                                      $116,800

                                                      ========
Gross deferred tax assets                             $ 53,200
Deferred tax asset valuation allowance                  53,200
                                                      --------
Net deferred tax assets                               $      -
                                                      ========


10. Differences Between Canadian and United States Generally Accepted Accounting Principles

As described in the Significant Accounting Policies, accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company in the preparation of these financial statements.

Under FASB No. 130 "Reporting Comprehensive Income", issued in the United States in 1997, comprehensive income and its components is to be reported. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments and distributions to owners. There are no material differences between Canadian and U.S. GAAP which would have an impact on the results of financial position as at October 31, 1999, or the operations or cash flow for the period from inception on March 17, 1999 to October 31, 1999.

11.     Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities

In June 1998, FASB No. 133 was issued in the U.S. which establishes the accounting and reporting standards for derivative instruments, including instruments embedded in other contracts and hedging activities. SFAS 133 is effective for financial statements for fiscal years beginning after June 15, 1999.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect the adoption of the new standards to affect its financial statements.



12.     Uncertainty  Due  to  the  Year  2000  Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operation and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations.

Management is assessing the Company's internal operations and the systems compliance issues of its suppliers. Based on the information available to management, the Company's suppliers are taking steps that they believe will address the Year 2000 Issue. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved. For the period ended October 31, 1999, the Company did not incur Year 2000 related costs and does not expect to incur significant future costs related to this issue.

             EXHIBIT  INDEX  TO  FORM  20-FRG12  REGISTRATION  STATEMENT

                         OF STARGATE ENTERTAINMENT, INC.

                          ================================

Exhibit No      Description  of  Exhibit                      Page No.
----------      ------------------------                      -------

3.1.1           Memorandum  and  Articles  of                    29
                Association of Registrant

6.1             Assignment  Agreement  and  Software             39
                License  Agreement

99              Consent of Softec Systems Caribbean Inc.         58

                           EXHIBIT  NO.  3.1.1

Turks  and  Caicos  Islands,  BWI
The  Companies  Ordinance  1981  (No.  11  of  1981)

               MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

                                OF

                    STARGATE  ENTERTAINMENT,  INC.

                 Date  of  Filing:  March  15,  1999


EMPOWER  CORPORATION  LIMITED                   No.  E26382  Recorded  in  the
P.M.B.  2,  Caribbean  Place                    Register  of  Companies  on  the
Providenciales                                  17th  day  of  March,  1999
Turks  and  Caicos  Islands                     /s/  Registrar  of  Companies
British  West  Indies                           Turks  and  Caicos  Islands


Turks  and  Caicos  Islands,  BWI               The  Companies  Ordinance  1981

                     MEMORANDUM  OF  ASSOCIATION

                                 OF

                    STARGATE  ENTERTAINMENT,  INC.

1.     CORPORATE  NAME

The corporation is formed as an exempt company limited by shares, in the name of StarGate Entertainment, Inc.

2.     REGISTERED  OFFICE

The registered office of the company is located within the Turks and Caicos Islands at P.M.B. 2, Caribbean Place, Providenciales, Turks & Caicos Islands, British West Indies.

3.    REGISTERED  AGENT

The registered agent for the Company is Empower Corporation Limited. Empower is located at P.M.B 2, Caribbean Place, Providenciales, Turks and Caicos Islands, British West Indies. Telephone number of the registered agent is (649) 941-3160.

4.    GENERAL  OBJECTS  AND  POWERS

The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the Turks and Caicos Islands.

The operation of StarGate Entertainment, Inc. will be conducted mainly outside the islands.

The company is incorporated with reference to the regulations as outlined in the attached Articles of Association.

5.  CAPITAL

The corporation is registered with a nominal share capital of US$25,000; 25,000,000 authorized shares having a par value of US $.001 each.

6.  CURRENCY

The books and records of the company will be kept in US dollars.

7.  SHAREHOLDERS

The liability of all members of the Corporation is limited to the amount unpaid on their shares in the Corporation.

                   Articles  of  Association
                               of

                  StarGate  Entertainment,  Inc.

1. In these Regulations, the following words and expressions shall, where not inconsistent with the context, have the following meanings respectively:-

"Members" means the person, body corporate or partnership registered in the Register of Members as the holder of shares m the Company, and when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders;

"Notice"  means  written  notice  unless  otherwise  specifically  stated;

"the  Ordinance"  means  the  Companies  Ordinance  1981;

"the Company" means the Company for which these Articles are approved and confirmed;

"Secretary" means the person appointed to perform the duties of Secretary of the Company and includes any Assistant or Acting Secretary,

"Auditor" includes any individual or partnership.

2. In these Regulations, unless there be something in the subject or context inconsistent with such construction, words importing the plural number shall be deemed to include the singular number.

3. Expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words in a visible form.

4. Unless the context otherwise requires, words or expressions contained in these Regulations shall bear the same meaning as in the Ordinance or any statutory modification thereof in force for the time being.

5. Shares may be issued on the terms that they may, or at the option of the Company may, be redeemed on such terms and in such manner as the Company before issue of the shares, may determine and the Company may issue bearer shares in such form and in such manner as the Directors fit.

6. Where joint holders are registered holders of a share or shares then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to the said shares and the Company shall recognize no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

7. Every Member shall be entitled to a certificate under the Seal of the Company specifying the shares held by him and that the same are fully paid up. If any such certificate shall be proved to the satisfaction of the Directors to have been, lost, mislaid or destroyed the Directors may cause a new certificate to be issued, and request an indemnity for the lost certificate if they see fit.

8.     All  shares  shall  be  fully  paid  and  non-assessable.

     Registration  of  Members

9. The Company shall keep in one or more books a Register of its Members and shall enter therein the following parties, that is to say -

(a) the name and address of each Member, the number of shares held by him and the amount paid or agreed to be considered to be paid on such shares;

(b)     the  date  on  which each person was entered in the Register of Members;
and

(c)  the  date  on  which  any  person  ceased  to  be  a  Member.

                        Transfer  of  Shares

10. Except in the case of bearer shares the instrument of transfer shall be in a form or as near thereto as circumstances admit as Form A hereunder. The transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

                            FORM  A

                   Transfer  of  a  Share  or  Shares

FOR VALUE RECEIVED (fill in amount for purposes of stamp duty)(name in full of transferor) hereby sell, assign and transfer unto (name in full of transferee) of (address) share(s) or stock represented by the within certificate.

Dated:                        ------------------------------
                                       (Transferor)

                              -------------------------------
                                       (Transferee)

The Directors may decline to register the transfer of a share without assigning any reason therefor.

12. The Directors may decline to recognize any instrument of transfer unless it is accompanied by the certificate of the shares to which it relates, and by such other evidence as the Directors may reasonably require, to show the right of the transferor to make the transfer.

13. The joint holder of a share may transfer such share to any one or more such joint holders, and the joint holders of two or more shares may transfer such shares or any or either of them to one or more of such joint holders, and the surviving holder or holders of any share or shares previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

                    Transmission  of  Shares

14. The executors or administrators of a deceased Member shall, except as provided hereafter, be the only person recognized by the Company as having any title to his shares, but this shall not apply in the case of one or more joint holders of a share or shares, except in the case of the last survivor of such joint holders. On production of evidence of the death of a joint holder of a share or shares the remaining holder or holders shall automatically become entitled to the issue of a new certificate in the name of the remaining holder or holders.

15. Any person entitled to a share in consequence of the death of any Member, may be registered as a Member upon such evidence as the Directors may deem sufficient, or may, instead of being registered himself, elect to have some person named by him registered as a transferee of such share.

                              Meetings

16. The Directors may convene a Special Meeting of the Company whenever in their judgment such a Meeting is necessary upon fourteen days notice in writing to each of the Members, mailed to each Member at his address as registered in the Register of Members by air mail (if appropriate) and such notice shall state the time, place and as far as practicable the objects of the Meeting.

17. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings at that meeting.

18. Members holding not less than one-tenth part in value of the shares of the Company shall at all times have the right by requisition to the Secretary of the Company to require a Special Meeting to be called for the action of any business specified in such requisition. Such Meeting shall be called within two months after such requisition.

19. A meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in these Regulations, be deemed to have been properly called if it is so agreed by all the members entitled to attend and vote thereat.

20.

(a) At any General Meeting of the Company one or more members present in person and representing in person or by proxy in excess of 50% of the outstanding voting shares of the capital stock of the Company shall form a quorum for the action of business; if within half an hour from the time appointed for the meeting a quorum is not present the meeting shall stand adjourned to the following day at the same time and place or to such other day and such other time as the Directors may determine.

(b) The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, and only the business left unfinished at the meeting from which the members present in person or represented by proxy have adjourned shall be dealt with. It shall not be necessary to give any notice of the adjourned meeting or of the business to be acted at the adjourned meeting; save and except for a meeting adjourned sine die, when notice of the adjourned meeting shall be given as in the case of an original meeting.

21.

(a) Subject to any rights or restrictions lawfully attached to any class of shares, at any General Meetings of the Company, each registered Member shall be entitled to one vote for each share held by him and such vote may be given in person or by proxy.

(b) At any General Meeting of the Company, any question proposed for the consideration of the Members shall be decided on a simple majority of the votes of such Members and such majority shall be ascertained in accordance with the provisions of these regulations.

(c) At any General Meeting of the Company a declaration by the Chairman that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously or by a particular majority or lost and an entry to that effect in a book containing the Minutes of the proceedings of the Company shall, subject to the provisions of subparagraph (4), be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favor of or against such question.

(d) Notwithstanding the provisions of subparagraph (3), at any General Meeting of the Company, it shall be lawful, in respect of any question proposed for the consideration of the Members (whether before or on the declaration of the result of a show of hands as provided for in subparagraph (3)), for a poll to be demanded by any of the following persons:

(i)     the  Chairman  of  such  Meeting;  or

(ii)     at  least  three  Members present in person or represented by proxy; or

(iii)any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the members having the right to vote at such Meetings.

(e) Where, in accordance with the provisions of subparagraph (4), a poll is demanded, and subject to any rights or restrictions for the time being lawfully

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attached to any claim of shares,  every Member present in person at such Meeting shall have one vote for each share of which he is the holder or for which he holds a proxy and such vote shall be counted in such manner as the Chairman may direct and the result of such poll shall be deemed to be the resolution of the Meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands.

(f) A poll demanded, in accordance with the provisions of subparagraph (4), for the purpose of electing a Chairman or on a question of adjournment shall be taken forthwith and a poll demanded on any other question shall be taken at such Meeting as the Chairman may direct.

22. When a vote is taken by ballot, each Member entitled to vote shall be furnished with a ballot paper on which he shall record his vote in such manner as shall be determined at the Meeting having regard to the nature of the question on which the vote is taken; and each ballot paper shall be signed or initialed or otherwise marked so as to identify the voter. At the conclusion of the ballot the ballot paper shall be examined by the Chairman with assistance of a Member appointed for the purpose, and the result of the ballot shall be declared by the Chairman.

23. An instrument appointing a proxy shall be in writing under the hand of the Member or his attorney duly authorized in writing or, if the Member is a corporation either under seal or under the hand of an officer or attorney of the corporation duly authorized, and shall be in such shall be in such form or as is approved by the Directors.

24. Any corporation which is a Member of the Company may by resolution of its Directors authorize such person as it thinks fit to act as its representative at any Meeting of the Members of the Company and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

                             Minutes

25. The Directors shall cause Minutes to be duly entered in books provided for the purpose -

(a)     of  all  elections  and  appointments  of  Officers;

(b) of the names of the Directors or their Alternates present at each Meeting of the Directors and any Committee of the Directors;

(c) of all resolutions and proceedings of each General Meeting of the Members, Meetings of the Directors and Meetings of Committees of the Directors, provided that any minutes of such Meetings, if purporting to be signed by the Chairman thereof or by the Chairman of the next succeeding Meeting, shall be sufficient evidence of the proceedings without any further proof of the facts therein stated, and further provided that when all the Members in person or by proxy sign the Minutes of an ordinary or extraordinary general meeting, and when a majority of the Directors sign the minutes of a meeting of the Directors, the same shall be deemed to have been duly held, notwithstanding the Members or Directors have not actually come together or that there may have been technical defects in the proceedings, and a resolution in writing in one or more parts signed by all the Members or a majority of the Directors shall be as valid and effectual as if it had been passed at a meeting duly called and constituted.

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                             Directors

26. The business of the Company shall be managed and conducted by a Board of Directors consisting of not less than one and such number in excess thereof as the members may from time determine who shall hold office until their successors are elected or appointed and any General Meeting may authorize the Board of Directors to fill any vacancy in their numbers.

27.

(a) The First Directors of the Company shall be determined in writing by the Subscribers to the Memorandum and Articles of Association, or a majority of them.

(b) The Directors may appoint additional persons or bodies corporate to the Board of Directors as they see fit.

(c) The Company may by Ordinary Resolution remove any Director before the expiration of his period of office and may by Ordinary Resolution appoint another person or body corporate in his place.

(d) The Directors may by Ordinary Resolution change the location of the Registered Office of the Company.

28.

(a) A meeting of the Directors may be convened by the Secretary or by any Director. The Secretary shall convene a Meeting of the Directors of which notice may be given by telephone or otherwise whenever he shall be required so to do by any Director.

(b) The members of the Board of Directors may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence m person at a meeting.

(c) The Directors may pass a resolution without holding a meeting if a consent in writing setting out the resolution required by all of the Directors is filed in the minutes of the proceedings of the Board. Such consent shall have the same effect as an unanimous vote.

29.     The  quorum  necessary  for  the  transaction  of  the  business  of the
Directors  may  be  fixed  by  the Directors,     and unless so fixed shall be a
majority.

30. Any Director, or his firm, partner or company may act in a professional capacity for the Company, and he shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as auditor of the Company.

31. All acts done by any Meeting of the Directors or of a Committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were

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

disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

                  General  Powers  of  Directors

32.

(a) The business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and incorporating the Company, and may exercise all such powers of the Company as are not, by this Ordinance or by these regulations required to be examined by the Company in General Meeting, subject, nevertheless, to any of these regulations, to the provision of any Ordinance and to any regulations made thereunder, being not inconsistent with these regulations or provisions, as may be prescribed by the Company in General Meeting; but no regulations made by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

(b) The Directors may, from time to time and at any time, by power of attorney, appoint any company, firm or person, or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these regulations) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions so vested in the attorney. (c) The Directors may appoint, suspend and remove the managers, secretary, clerks, agents and servants of the Company, and may fix their remuneration and determine their duties, and the securities (if any) to be taken from them respectively, and may appoint and remove the attorney and brokers of the Company.

(d) The Directors may appoint, suspend and remove the bankers for the Company, and all signatories to the bank account(s) of the Company. The Directors may have access to any and all records, statements and advices related to the Company's banking activities.

33. The Directors may delegate any of their powers to a committee consisting of two or more of the Directors, but every such committee shall conform to such directions as the Directors shall impose on them.

                           Officers

34. The officers of the Company shall consist of a Secretary and such additional officers as the Directors shall from time to time determine.

35. The Secretary and additional officers, if any, shall be appointed or elected by the Directors and shall hold office during the pleasure of the Directors.

36. The Secretary shall attend all Meetings of the Company and of the Directors and shall keep correct minutes of such Meetings and enter the same in proper books provided for the purpose. He shall perform such duties as are prescribed by the Ordinance or these regulations, or as shall be prescribed by the Directors. The Secretary shall receive such salary as the Directors shall from time to time determine.

                                       39

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

37. The Directors shall exercise a general supervision over the financial affairs of the Company, and shall be responsible for correct keeping of the books, and for safe keeping of all moneys and securities of the Company, and shall submit their accounts and vouchers to the auditor whenever required so to do.

                            Dividends

38. The Directors may declare a dividend to be paid to the Members, in proportion to their shares, out of the surplus or profits from the business of the Company, and such dividend may be paid wholly or partly in specie in which event the sanction of the Company in General Meeting shall be obtained.

39. The Directors may from time to time before declaring a dividend set aside out of the surplus or profits of the Company such sums as they think proper as a reserve fund to be used to meet contingencies or for equalizing dividends or for any other special purpose.

40. The Directors are authorized and empowered to lend to any officer, Director or Member of the Company any sum or sums of money without restriction as to amount upon such terms and conditions as they in their absolute discretion may determine.

                Accounts  and  Financial  Statements

41. The financial year end of the Company shall be determined by resolution of the Directors and, failing such resolution, the financial year end shall be 31st December.

42. As and when requested by the Members of the Company, a balance sheet made up for the financial year containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure for the period requested by the Members shall be laid before the Members in General Meeting. The preparation and review of the said balance sheet and statement of income and expenditure shall be completed by the Registered Agent of the Company and shall be billed to the Members directly at the hourly rates in effect at the time of the request.

43. As and when requested by the Members of the Company, a balance sheet made up for the financial year containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure for the period requested by the Members shall be laid before the Members in General Meeting. The preparation and review of the said balance sheet and statement of income and expenditure shall be completed by the Registered Agent of the Company and shall be billed to the Members directly at the hourly rates in effect at the time of the request.

                           Notices

44. Unless otherwise herein or by law expressly provided, a notice may be served by the Company on any Member, either personally or by telex or cable, to his registered address or by sending it using air mail (if appropriate) through the post prepaid in an envelope addressed to such Member at his address as registered in the Register of Members.

45. Any notice required to be given to the Members shall with respect to any shares held jointly by two or more persons be given to all such persons.

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

46. Any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission, and in proving such service it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted or transmitted by telex or to the cable company as the case may be.

                      Seal  of  the  Company

47. The Seal of the Company shall not be affixed to any instrument except over the signature of a Director and the Secretary or any two Directors or by some person appointed by the Directors; provided that the Secretary may affix the Seal of the Company over his signature only to any authenticated copies of these regulations, the Memorandum of Association, the minutes of any meetings or any other document required to be authenticated by him and to any instrument which a Meeting of the Directors has specifically approved beforehand.

                           Indemnity

48. The Directors, Auditors, Secretary and other officers for the time being of the Company and the Trustees (if any) for the time acting in relation to any of the affairs of the Company and every of them, and every of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts except such (if any) as they shall incur or sustain by or through their neglect or default respectively and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any monies or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency or of any security upon which any monies of or belonging to the Company shall be placed or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, unless the same shall happen by or through their own willful neglect or default respectively.

                  Alteration  of  Regulations

49. No Regulation shall be rescinded, altered or amended, and no new Regulation shall be made until the same has been proposed and passed at a Meeting of the Directors and confirmed at a subsequent General Meeting of Members.

Declaration:

For the purpose of incorporating an Exempt Company under the laws of the Turks and Caicos Islands, Avatar Corporation Limited of P.M.B. 2, Caribbean Place, Providenciales, Turks and Caicos Islands, British West Indies hereby subscribes their name to this Memorandum of Association on March 5, 1999 in the presence of the undersigned.

                                       41

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

/s/  Lisa  Cavender,  CA,Director
For  and  on  behalf  of
Avatar  Corporation  Limited
P.M.B.  2,  Caribbean  Place
Providenciales
Turks  and  Caicos  Islands
British  West  Indies

Witness:
/s/  Claudius  Williams,
Blue  Hills,  Providenciales
Turks  and  Caicos  Islands
British  West  Indies

                                   EXHIBIT 6.1

                              ASSIGNMENT AGREEMENT

This agreement dated this 30th day of March 1999 between:

Ken  Ng,  a  person
Of

1108-777  West  Broadway  Street
Vancouver,  British  Columbia,
Canada

(  HEREINAFTER  REFER  TO  AS  KEN  NG  )

and

StarGate  Entertainment  Inc.
A  Turks  &  Caicos  Corporation
Of
P.M.B.  2,  Caribbean  Place
Provinciales
Turks  $  Caicos  Islands,
British  West  Indies

(  HEREINAFTER  REFER  TO  AS  STARGATE  )

WHEREAS:

Ken Ng wishes to sell all of the interest in his right, title and interest in and to the on-line casino or on-line gambling software and all other proprietary rights, license as set forth on Schedule 1 attached hereto.

Softec  Systems  Caribbean  Inc.,  (  a  subsidiary  of  Starnet  Communications

International  Inc.  of  425  Carrall  Street,  Vancouver,  B.C.,  Canada)  the

proprietor and developer of the software has agreed to the sale as stated herein.

StarGate agrees to acquire all of the interest in the right, title and interest in and to the on-line casino or on-line gambling software and all other proprietary rights, license as set forth on Schedule 1 attached hereto.

Now  Witnesseth:

That StarGate shall for a consideration of the sum of $1, an employment contract

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for a term of one (1) year and a  reimbursement  of $25,000  acquire  all of the interest in the right, title and interest in and to the on-line casino or on-line gambling software and all other proprietary rights, license as set forth on Schedule 1 attached hereto.

That Ken Ng agrees to sell all of the interest in his right, title and interest in and to the on-line casino or on-line gambling software and all other proprietary rights, license as set forth on Schedule 1 attached hereto for the consideration as stated in clause 1.

That the closing date shall be on or before the 31st day of March 1999 upon Ken Ng receiving the payment as stated in clause 1.

That Ken Ng has received all necessary approvals for the sale of the interest stated in Recital A, including the approval from Softec, a copy of whose approval is attached hereto as Schedule 2.

Dated:  March  30,  1999          By:  /s/  Pao  Yao  Koo
                                  StarGate  Entertainment  Inc.,
                                  a  Turks  &  Caicos  Corporation

Dated:  March  30,  1999          By:/s/  Ken  Ng


Schedule  1:

------------

SOFTEC  SYSTEMS  CARIBBEAN  INC.

A  Subsidiary  of  the  Starnet  Communications  International  Inc.
NASD  OTC-BB:=SNMM=

425  Carrall  Street,  Mezzanine  Level
Vancouver,  B.C.  Canada  U6B  6E3

                     SOFTWARE,  LICENSE  AGREEMENT

THIS AGREEMENT is entered into this 17th day of March 1999.

BETWEEN:

KEN NG, a person with offices at 1108-777 West Broadway,  British Columbia,  V5Z
4S7

(the  Licensee)

AND

SOFTEC SYSTEMS CARIBBEAN INC. with offices at 1589 Newgate Street, St. John's Antigua, West Indies

(Softec)

WHEREAS,

A.     Softec  owns  rights  to  Internet  casino  software  (the  "Software");
B.     Softec  wishes  to  license  the  Software  to  other  companies;
C. Softec wishes to provide a complete computer hardware and software package that the Licensee may use to operate an Internet gaming site;


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

D. The Licensee wishes to license the Software and make use of Softec's computer hardware in order to operate an Internet gaming site;

NOW THEREFORE, in consideration of the premises and mutual covenants herein set forth, the parties agree as follows:

1.     GENERAL  PROVISIONS

       -------------------

1.1     DEFINITIONS

1.1.1 Licensed Software shall mean a licensed data processing program or micro program consisting of a series or sequence of signals, or instructions, statements, or fonts stored on any media in machine readable form, and any related licensed materials such as, but not limited to, graphics, flow charts, logic diagrams, manuals, and listing made generally available by Softec for use in connection with the licensed programs. The Licensed Software shall consist of not more than 2 casinos, one with an adult theme (where a license is available), and one with a non-adult theme (collectively, the 'Casino"). The Casino shall have various games of chance which includes, but are not limited to, blackjack, roulette, pai gow poker, video poker and slot machine and other games as added from time to time, based on a theme chosen by the Licensee, a sports book web site within the gaming site, an HTML version of the sports book, and a lottery ticket distribution web site.

1.1.2 Net Monthly Revenue shall mean, for any given calendar month, the total amount wagered in the casino, horse track and the sports book, less winnings by the players in the Casino, horse track and the sports book, PLUS, total sales of lottery tickets, less the invoiced cost for purchasing lottery tickets for the lottery ticket sales, PLUS, any membership fees or additional fees that may be charged by the Licensee that are not related to currency conversion or transaction processing.

1.1.3 Hardware shall mean all the necessary computers, routers, cabling, monitors, hard drives, back-up systems, and other equipment, as determined by Softec in its absolute discretion, located at its offices in St. John's Antigua, or other locations designated by Softec as may be required in order to properly store, distribute and run the Licensed Software.

1.1.4 Games shall mean the casino style games, sports book, lottery, and pari-mutuel games that are played using the Licensed Software and are available from time to time.

1.1.5 Downloadable Software" shall mean the portion of the Licensed Software that must be resident on a customer's computer in order for the customer to access and play the Games.

1.1.6 Master CD shall mean the compact disc containing the Downloadable Software that may be used to mass produce compact discs for delivery to the Licensee's customers.

1.1.7 Customer Information" shall mean all data collected and stored on customers including, without limiting the generality of the foregoing, name, address, phone and fax number, e-mail address, credit card numbers and expiration dates or information on other types of payments, amounts wagered and frequency of wagering.

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1.1.8 "Confidential Information' shall mean material in the possession of Softec which is not generally available to or used by others or the utility or value of which is not generally known or recognized as standard practice, including, without limitation, all financial business and personal data relating to Softec's clients, any non-public information about affiliates, subsidiaries, consultants and employees of Softec or its affiliates, business and marketing plans, strategies and methods, studies, charts, plans, tables and compilations of business industrial information, computer software and computer technology whether patentable, copyrightable or not, which is acquired or developed by or on behalf of Softec or its affiliates from time to time.

1.2     Right  to  Audit

1.2.1 The Licensee shall, within reason, have the right, without prior notice to Softec to inspect and audit all Softec's business, accounting and supporting records which are necessary for purposes of determining Softec's compliance with the terms of Agreement. Softec shall fully co-operate with any independent chartered accountants or certified public accountants hired by the Licensee to conduct any such inspection or audit. If any such inspection or audit discloses an under statement of less than 3% for any period, Softec shall pay, within ten days after receipt of the inspection or audit report, the sums due on account of such understatement with interest calculated at U.S. prime plus one percent. Further, if such inspection or audit is made necessary by failure of Softec to furnish invoice reports or any other documentation as herein required, or if an understatement for any period is determined by such inspection or audit to be 3% or greater, Softec shall, on demand and in any event within the said ten days, in addition to paying the sums due on account of such understatement, also reimburse for the cost of such inspection or audit, including without limitation, the charges of any independent chartered accountants or certified public accountants retained by the Licensee in connection with such audit or inspection and the reasonable travel expenses, room, board and compensation of employees of the Licensee.

1.2.2 The Licensee's right to audit records shall only extend to records that date back no more than two of Softec's fiscal years prior to the date Softec receives notice of an impending audit.

1.3  Indemnification

1.3.1 The Licensee acknowledges and agrees that neither Softec nor any of its members, shareholders, directors, officers, employees or representatives will be liable to the Licensee or any of the Licensee's customers for any special, indirect, consequential, punitive or exemplary damages, or damages for loss of profits or savings, in connection with this Agreement, the services or the Hardware or any other information, material or services provided by Softec to the Licensee under Agreement. If, despite the foregoing limitations, Softec or any of its shareholders, directors, officers, employees or representatives should become liable to the Licensee or any other person (a 'Claimant") in connection with this Agreement, then the maximum aggregate liability of Softec, its members, shareholders, directors, officers, employees and representatives for all such things and to all such parties will be limited to the lesser of the actual amount of loss or damage suffered by the Claimant or the amount of the Licensee's fees payable by the Licensee to Softec for the six months prior to the loss.

1.3.2 The Licensee shall indemnify and save harmless Softec and its members, shareholders, directors, officers, employees, agents, contractors,

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representatives,  parent company,  or subsidiaries  (together,  the 'Indemnified
Parties") from and against all damages, losses, costs and expenses (including actual legal fees and costs), fines and liabilities incurred by or awarded asserted or claimed against any of the Indemnified Parties by any licensing or government agency who licenses, regulates, or otherwise governs the licensing or use of Internet gambling in connection with the Licensee's activities under this Agreement, including claims brought by a person using or relying upon any advice given or publication produced and distributed by the Licensee.

1.3.3 Notwithstanding anything in this Section 1.3, if Softec is found guilty of fraud in executing its' obligations under Agreement, the Licensee shall not be responsible for any indemnification of the Indemnified Parties to the extent that the fraud has caused there to be damages.

1.4  Disruptions

1.4.1 The Licensee acknowledges that from time to time, as a result of Hardware failure, supplier failures, or acts of god, the services provided under this Contract by Softec can be temporarily disrupted. The Licensee acknowledges and agrees that neither Softec nor any of its members, shareholders, directors, officers, employees or representatives will be liable to the Licensee or any of the Licensee's customers for any special, indirect, consequential, punitive or exemplary damages, or damages for loss of profits or savings, in connection with these temporary disruptions. For the purpose of this section, if the services provided under this Contract by Softec are temporarily disrupted for a period of seven days or more, the minimum monthly fees as calculated in section 1.7.3 shall not be applied for the month in which the disruption occurs. If the disruption spans more than one month, the fee in section 1.7.3 will be waived in the second month.

1.4.2 The Licensee acknowledges that Softec's ability to perform its obligations under this Agreement are subject to government licensing in whatever jurisdiction Softec may choose to operate. Softec shall not be held liable for any damages of any kind whatsoever that may result from changes in government legislation or policy.

1.5  Conditions  of  License

This license is granted under the following conditions:

1.5.1 The Licensee acknowledges that its rights in and to the Licensed Software may not be assigned, licensed or otherwise transferred by operation of law without the prior written consent of Softec. Violation of this section is grounds for immediate termination of this Agreement.

1.5.2 Copyright and other proprietary rights of Softec protect the Licensed Software. The Licensee may be held directly responsible for acts relating to the Licensed Software which are not authorized by Agreement.

1.5.3 All right, title and interest in and to the Licensed Software, and any copies thereof, and all documentation, code and logic, which describes and/or comprises the Licensed Software remains the sole property of Softec.

1.5.4 Softec shall not be responsible for failure of performance of Agreement due to causes beyond its control, including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, acts of God, and similar occurrences.

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1.5.5 The sports book 'format" shall remain standard, and will not be materially altered from Softec's standard sports book facilities. Format shall refer to the tabular presentation of the sports information making up the sports book look and feel and shall not include the graphics that may be added in order to personalize it.

1.5.6 The Licensee acknowledges that this is a non-exclusive agreement and that Softec will license the Licensed Software to as many other parties as are willing to enter into a licensing agreement with Softec.

1.5.7 The Licensee shall supply to Softec an irrevocable letter of credit in the amount of $100,000 U.S. An appropriate amount of these funds shall be released to Softec in the event the Licensee should become unable or unwilling to pay for any legitimately invoiced amounts. This security shall only be used to remedy non-payment of legitimate invoices, and cannot be applied by Softec to any other alleged breaches of this Agreement. This section shall only become effective upon the Licensee achieving in any one month Net Monthly Revenue of $1,000,000 or greater, and provided that the Licensee is not using Softec's merchant number.

1.5.8 The Licensee shall be responsible for ensuring that they are operating the Licensed Software in compliance with any and all applicable state, provincial, national, and international laws.

1.5.9 The Licensee shall provide Softec with all documentation necessary to show that the Licensee has obtained any and all necessary licenses in order to operate an Internet casino and/or sports book in the jurisdiction in which the Licensee chooses to operate.

1.5.10 It is the policy of Softec to prevent the use of the Licensed Software for use as a 'money laundering" vehicle. The Licensee warrants that they will undertake all reasonable efforts to prevent persons from using the Licensed Software for use as a money laundering vehicle. If it is revealed that the Licensee is purposely allowing or is willfully blind to money laundering, Softec may terminate this agreement without notice.

1.5.11 The Licensee shall not accept wagers from persons residing in Canada and shall implement all measures stipulated by Softec to ensure that persons residing in Canada are not able to wager utilizing the Licensed Software.

1.6     Term  and  Termination

1.6.1 This Agreement shall commence and be deemed effective on the date when fully executed (the "Effective Date"). This Agreement is in effect for a period of one year (the 'Term') and shall be automatically renewed indefinitely with additional one year terms unless the Licensee gives written notice of termination of this Agreement at least 45 days prior to the end of any one year period.

1.6.2 Softec may terminate this Agreement by giving written notice to the Licensee at least six months prior to the end of any one year term provided, however, Softec shall not give notice of termination in the first year of this Agreement.

1.6.3 Softec may terminate this Agreement at any time upon five days notice if the Licensee is more than 30 days in arrears in paying any material monthly fees due and owing to Softec. The Licensee shall be allowed to cure the breach

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during the notice period,  thus  preempting  Softec's  ability to terminate this
Agreement in accordance with this section. The arrears contemplated in this section must be of a material amount for this section to be used by Softec. For the purposes of this section, material shall mean anything greater than 5% of the previous month's fees.

1.6.4 Softec may terminate this Agreement at any time upon five days notice if the Licensee becomes bankrupt or insolvent or ceases carrying on business for any reason.

1.6.5 The Licensee may terminate this Agreement at any time upon five days notice if Softec becomes bankrupt or insolvent or ceases carrying on business for any reason.

1.6.6 The Licensee may, inter alia, terminate this Agreement at any time upon five days notice if Softec is materially in breach of Agreement for more than 30 days. Softec shall be allowed to cure the breach during the notice period, thus preempting the Licensee's ability to terminate this Agreement in accordance with this section.

1.6.7 Softec may terminate this Agreement at any time upon five days notice if Softec, or any of its principals, officers or Directors becomes the subject of third party civil or criminal litigation as a result of the Licensee's operations under this Agreement. The litigation contemplated herein must be material, and found to be of a serious nature by independent legal counsel.

1.6.8 Upon termination of this Agreement, the Licensee shall immediately return to Softec any and all of Softec's materials which Softec has a proprietary right in that are in the Licensee's possession and/or in the possession of the Licensee's agents, servants and employees.

1.6.9 Upon termination of this Agreement, all Customer Information shall be given to the Licensee and Softec shall not make use of or disclose any Customer Information to any third party.

1.6.10 Upon termination of this Agreement for any reason, any security given by the Licensee shall be returned to the Licensee within thirty days of termination, provided however that if there are any outstanding invoiced amounts (as per section 1.5.7) against the Licensee, sufficient security shall be retained in order to pay for those claims.

1.7     Remuneration

1.7.1 The Licensee shall pay to Softec a non-refundable one time fee of $75,000 U.S. for the development of the graphical front end of the gaming site and all set-up costs. This payment shall be paid in accordance with the following schedule:

-     $25,000  upon  signing  this  Agreement,

- $10,000 per month, for five consecutive months, with the first payment being made ninety days from the acceptance of the first wager using the Licensed Software.

     (Hereinafter  referred  to  as  the  "Monthly  Fee")
1.7.2 The Licensee shall pay to Softec a monthly fee based on a percentage of the Net Monthly Revenue. The fee shall be paid in accordance with Schedule A of

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Agreement.  The  fees shall commence when the Licensee accepts a wager utilizing the  Licensed  Software.

1.7.3 Notwithstanding any amount due and owing in accordance with Schedule A of this Agreement, the Licensee shall pay to Softec a minimum of $25,000 per month (Hereinafter referred to as the 'Minimum Monthly Fees'). This section shall become effective 180 days after acceptance of the first wager using the Licensed Software, and shall form part of the Monthly Fee. For clarification, the billing period that this section becomes effective, this section shall be effective for the entire billing period.

1.7.4 All monthly payments shall be delivered to Softec by the 15th of each month in payment for the previous month's activity, unless the processing is done through Softec's merchant numbers.

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1.8  Confidentiality

1.8.1 The Licensee shall not disclose, publish, or disseminate confidential Information to anyone other than those of its employees or others with a need to know, and the Licensee agrees to take reasonable precautions to prevent any unauthorized use, disclosure, publication, or dissemination of Confidential Information. The Licensee agrees not to use Confidential Information otherwise for its own or any third party's benefit without the prior written approval of an authorized representative of Softec in each instance.

1.8.2 Softec shall not disclose, publish, or disseminate Customer Information to anyone other than those of its employees with a need to know, and Softec agrees to take reasonable precautions to prevent any unauthorized use, disclosure, publication, or dissemination of Customer Information. Softec agrees not to use Customer Information otherwise for its own or any third party's benefit without the prior written approval of an authorized representative of the Licensee in each instance.

1.8.3 All Confidential Information, and any Derivatives thereof whether created by Softec or the Licensee, remains the property of Softec and no license or other rights to Confidential Information is granted or implied hereby. For purposes of Agreement, "Derivatives' shall mean: (a) for copyrightable or copyrighted material, any translation, abridgement, revision or other form in which an existing work may be recast, transformed or adapted; (b) for patentable or patented material, any improvement thereon; and (c) for material which is protected by trade secret, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret. The Confidential Information shall not include translations of the Licensed Software that are supplied by the Licensee.

1.8.4 Notwithstanding anything in this Section 1.8, Softec shall be allowed to use Customer Information for the purpose of fulfilling its reporting obligations as a public company. Softec shall also be allowed to use Customer Information in a statistical form so long as it does not identify individuals or specific companies.

1.8.5 The Licensee shall not disclose the contents of this Agreement to any third party who is not bound to maintain confidentiality between the parties, unless it is absolutely necessary for the purpose of fulfilling its reporting obligations as a public company. The Licensee acknowledges that disclosure of the terms of Agreement to third parties would cause considerable damage to

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Softec and its parent company,  Starnet  Communications  International  Inc. The
Licensee shall file under Section 24B-2 and argue strenuously the need to not disclose the terms of this agreement in order to maintain the confidentiality of the terms of this agreement.

2.  OBLIGATIONS  OF  THE  LICENSOR

2.1  Hardware

2.1.1  Softec  shall  supply  the  Hardware  as  defined  in  Agreement.

2.1.2 Softec shall maintain the Hardware and pay all costs for maintaining and/or upgrading the Hardware.

2.1.3  Softec  shall  supply  the  office  space required to house the Hardware.

2.1.4  The  Hardware  shall,  at  all  times,  remain  the  property  of Softec.

2.1.5 Softec shall supply an appropriate connection to the Internet with sufficient bandwidth to properly operate the Licensed Software. The Licensee shall pay for all bandwidth associated only with those customers that are not playing the Games using real money and for the downloading of the Licensed Software via the Internet, and for any related marketing via the Internet. Bandwidth shall be charged to the Licensee at market rates.

2.1.6  Softec  shall  not  be  required  to  maintain  a  redundant  site.

2.1.7 Softec shall make all reasonable efforts to repair and correct any problems arising under Softec's areas of responsibility that may arise from time to time which would cause it to be unable to perform its' obligations under this Agreement (see section 1.5.4).

2.1.8 Softec shall notify the Licensee of any problems that may arise from time to time and shall keep the Licensee apprised of any efforts undertaken to rectify the problem.

2.1.9 The Hardware shall be located only in places where Internet gambling may be operated legally and where the Licensee has obtained all necessary licenses to conduct online gaming.

2.2     The  Licensed  Software

2.2.1  Softec  shall  install  the  Licensed  Software  on  the  Hardware.

2.2.2 Softec shall allow all of the Licensee's customers and all persons who seek to be licensee's customers Internet access to the Licensed Software.

2.2.3 Softec shall allow the Licensee's customers to download directly from the server the Downloadable Software necessary for the Licensee's customer to play the Games.

2.2.4 Softec shall supply to the Licensee a single Master CD containing the Downloadable Software.

2.2.S Softec may from time to time, at its discretion, create additional games, which can be added to the Licensed Software. If additional games become available, the Licensee may request to have the addition games added to the

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Licensed Software at no additional licensing cost to the Licensee.

2.2.6 Softec may from time to time, at its discretion, translate part or all of the Games into other languages, which can be added to the Licensed Software. If additional languages become available, the Licensee may request to have the additional languages added to the Licensed Software at no cost to the Licensee. Likewise the Licensee may, at its sole discretion, translate part or all of the Licensed Software into other languages for its own use in marketing.

2.2.7 Notwithstanding anything stated in this section 2.2, any changes requested by the Licensee to be made to the graphics portion of the Licensed Software, shall be charged to the Licensee at market rates, unless the change is done by the Licensee.

2.2.8 Notwithstanding anything stated in this section 2.2, any changes made to the 1,Aaster CD at the Licensee's request will be billed to the Licensee at market rates, plus a $ 1 00.00 U.S. administration fee. Softec retains the right to refuse to make the requested changes.

2.2.9 Softec hereby agrees to make a Master CD's, for each country in which the Licensee has a specific re-seller that will require a CD for account tracking purposes.

2.2.10 Softec shall only be required to provide the Licensed Software in the English language only.

2.2.11 Softec will provide all upgrades of the Licensed Software that do not require changes to the graphical interface, at no charge to the Licensee.

2.2.12 All upgrades are to be made available to the Licensee within 30 days of the completion of testing.

2.2.13 The Licensee may operate the Casino on as many separate URL's as the Licensee wants, with no additional licensing fee to be paid.

2.2.14 Softec warrants that the Licensed Software correctly implements algorithms, which are in accordance with the rules and payouts, which may be displayed on the screen at any time by the player. Pseudo-random numbers used by the software for the purposes of choosing game outcomes and shuffling cards are generated in an unbiased manner.

2.2.15 Notwithstanding anything in this Agreement, the Licensee shall not operate or sub-license more than ten casinos with different names and/or different graphics.

2.2.16 Softec shall provide additional casinos for the Licensee's sub-licensees at a cost of $15,000 for each casino. This price shall remain fixed for a period of six months from the date this agreement is signed. Any additional casinos purchased after that date shall be at a price to be agreed upon by the parties. Each sub-licensee is subject to prior approval by Softec.

2.3  Financial  Transactions

2.3.1 Softec shall provide a transaction processing system that will allow the Licensee's customers to deposit funds for use of the Games (the 'Transaction Processing System'). The Licensee's customers will be able to deposit funds via the Internet through the use of Visa, Master Card, or American Express credit

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cards.  Other  methods of  payment  may be made  available  from time to time at
Softec's discretion, at a cost to the Licensee to be agreed upon at the time.

2.3.2 Softec shall only be responsible for processing credit card debits and credits for which the Licensee holds the appropriate merchant number accounts.

2.3.3 The Licensee shall be responsible for all aspects of collecting and paying funds, in accordance with this Agreement.

2.3.4 The Licensee shall have no rights whatsoever in the Transaction Processing System supplied by EFS Caribbean Inc.

2.4  Technical  Support

2.4.1 Softec shall supply 24 hour technical support for the Licensee's customers and for the Licensee.

2.4.2 Softec shall make the Technical support available via the Internet and via toll free telephone lines.

2.4.3 Softec shall determine the number of people acting as technical support and the number of incoming telephone lines for technical support in its absolute discretion.

2.4.4 Technical support offered via the telephone shall be in English language only.

2.4.5 Technical support offered via the Internet shall be in all languages in which the Licensed Software is available.

2.5  Accounting

2.5.1 Softec shall maintain records of all transactions and wagers placed utilizing the Licensed Software.

2.5.2 The Licensee shall pay a flat fee of $100.00 US plus all reasonable hourly administration fees and disbursements, including printing, photocopy and shipping costs, each time accounting information is requested. Administration fees shall be paid out at market prices. No fees are payable for regular accounting information provided to the Licensee for the purpose of calculating Net Revenue.

2.5.3 Softec shall supply a complete accounting record, as defined by Softec from time to time, of the previous month's activity relating to the Licensed Software within ten working days of the end of each month. The accounting records shall be delivered either by facsimile or by e-mail.

2.5.4 Softec shall provide daily interim accounting reports, as defined by Softec from time to time. The daily interim accounting records shall be delivered either by facsimile or by e-mail.

2.5.5 Softec shall have the right to utilize the accounting information for statistical and reporting purposes provided specific information about the Licensee is not disclosed.

2.5.6 Softec shall archive and maintain the accounting information for a period of 2 fiscal years.

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2.5.7  Softec,  at its  discretion,  may destroy  any portion of the  accounting information that Softec deems to be no longer relevant.

2.5.8 The Licensee shall be given thirty days written notice prior to the destruction of any accounting information. The Licensee may choose to archive information about to be destroyed, at its own facilities.

2.6  Customer  Data

2.6.1  Softec  shall  maintain  a  database containing the Customer Information.

2.6.2  The  Customer  Information  shall  remain  the  property of the Licensee.

2.6.3 Softec shall provide daily interim Customer Information reports, as defined by Softec from time to time.

2.6.4 The Licensee shall pay a fee of $ 1 00. 00 US plus all reasonable hourly administration fees and disbursements, including printing, photocopy and shipping costs, each time additional Customer Information is requested. Administration fees shall be paid out at market prices.

2.6.5 Softec shall have the right to utilize the Customer Information for any purpose that does not conflict with the Licensee's marketing of the Licensed Software. Under no circumstances shall Softec utilize the Customer Information in the marketing of any gaming site being operated by a subsidiary of Starnet Communications International Inc., Softec's parent company, or for any of Softec's other licensees.

2.6.6 Softec shall archive and maintain the Customer Information for a period of two years.

2.6.7 Softec, in its discretion, may destroy any portion of the Customer Information that Softec deems to be no longer relevant.

2.6.8 The Licensee shall be given thirty days written notice prior to the destruction of any Customer Information. The Licensee may choose to archive information about to be destroyed, at its own facilities.

2.7  The  Games

2.7.1 The lottery tickets and play options available in the lottery web site shall be determined from time to time by Softec in its sole discretion.

2.7.2 Softec shall determine the odds for the casino from time to time, and notify the Licensee of these odds. The Licensee shall be responsible for setting the odds for the sportsbook and the HTML sportsbook, from time to time, in its sole discretion.

2.7.3 The Licensee shall determine the betting limits for both the casino sportsbook and the HTML sportsbook, from time to time, in its sole discretion. The Licensee may choose zero as a betting limit.

2.7.4 The Licensee, in its sole discretion, shall determine the betting limits for the Games. The Licensee may choose zero as a betting limit.

2.7.5 Softec shall determine the games available in the casino and both versions of the sportsbook, from time to time, in its sole discretion, but shall

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provide all available games to the Licensee at no additional cost,  provided the
Licensee does not request graphical changes.

2.7.6 Softec shall determine the lottery tickets available in the casino as well as the forms of play, from time to time, in its sole discretion.

2.7.7 Softec shall only supply the Games that the Licensee has appropriate licenses to operate.

3.     OBLIGATIONS  OF  THE  LICENSEE

3.1  Licenses

3.1.1 The Licensee shall be responsible for obtaining and maintaining all necessary licenses for the operation of an Internet Casino and an Internet Sportsbook operation, or whichever the Licensee intends to operate, in a location where Softec maintains Hardware.

3.1.2 Softec shall recommend a lawyer in Antigua that can assist the Licensee in obtaining, an Internet casino license as required by the Antigua Free Trade Zone.

3.2  Merchant  Numbers

3.2.1 The Licensee shall be responsible for obtaining and maintaining appropriate merchant numbers for the processing of Visa, Master Card American Express credit cards and any other credit card the Licensee may obtain merchant numbers for (the 'Merchant Numbers').

3.2.2 Notwithstanding that from time to time, Softec may make merchant numbers available to the Licensee through another subsidiary of Starnet Communications International Inc. ('SCII"), neither Softec nor SCII, nor any other subsidiary of SCII shall be responsible for maintaining or continuing to provide merchant numbers.

3.3  Marketing

3.3.1 The Licensee shall be responsible for all marketing of the services offered through the Licensed Software.

3.3.2 The Licensee shall spend on a monthly basis, a minimum of 15% of the previous month's Net Revenue on marketing, promoting and re-selling the Licensee's gaming site.

3.3.3 Softec is not responsible for tracking or maintaining any records or data with respect to marketing. The Licensee shall be allowed access to the Hardware for the purpose of tracking and maintaining marketing data.

3.3.4 The Licensee shall be responsible for all aspects of customer service, including, but not limited to dealing with customer complaints and paying out winnings.

3.4  Distribution  of  Software

3.4.1 The Licensee shall be responsible for the production and distribution of compact discs containing the Downloadable Software.

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3.4.2 The  Licensee  shall not alter the  Licensed  Software  as supplied on the
Master CD in any way.

3.4.3 The Licensee shall ensure that the packaging for the Licensed Software, the entry web page for the casino and sportsbook, as well on any compact disks containing the Licensed Software, shall display all proprietary rights symbols such as Copyright and Trademark, as supplied by Soft6c (the 'Symbols'). The Symbols shall be of the exact same size and font as supplied by Softec.

3.5  Regulatory  Issues

3.5.1  The  Licensee  shall  be  solely   responsible  for   determining   which
jurisdictions they choose to market to and receive wagers from.

3.5.2 The Licensee shall be responsible for determining the legality of accepting wagers in whichever jurisdictions they choose to market to and receive wagers from.

3.5.3 The Licensee shall indemnify Softec for any reasonable legal costs, and fines that arise as a result of the Licensee choosing to accept wagers from any jurisdiction that determines or has determined that Internet wagering is illegal.

3.6  The  Web  Site

3.6.1 The Licensee shall construct and maintain the entire web site(s) where the Downloadable Software is to be made available to the Licensee's customers (the 'Web Sites").

3.6.2 The Licensee shall pay for any and all Uniform Resource Locators ("URL's") that the Licensee deems necessary to properly market the Licensed Software.

3.6.3 The Licensee shall ensure that the Web Sites shall display a statement that the software is licensed, as well as all proprietary rights symbols such as Copyright and Trademark, as supplied by Softec (the 'Symbols'). The Symbols shall be of the exact same size and font as supplied by Softec.

3.6.4 The Licensee shall have the right to add as many URL's that are dedicated solely to the promotion of the Licensee's gaming site as the Licensee deems necessary.

3.6.5 The Licensee shall have the right to make any changes to the Web Sites the Licensee feels appropriate. All changes that are effected by Softec will be charged to the Licensee at market rates.

3.6.6 If requested, Softec shall construct and maintain any and all additional web sites the Licensee deems necessary for the marketing of the Licensed Software. All work done to build additional web sites shall be charged to the Licensee at market rates.

3.6.7 Softec shall not in any way be responsible for the design of the Web Sites utilized by the Licensee.

3.6.8 The Licensee shall include in their Terms and Conditions of Play for the Licensed Software the Terms and Conditions that are recommended by Softec. The Licensee may embellish or add to these Terms and Conditions. If the Licensee does not implement the minimum required Terms and Conditions, in so far as the

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Terms and  Conditions  would have  protected the  Licensee,  Softec shall not be responsible to the Licensee, notwithstanding anything in this Agreement.

3.6.9 To enhance the credibility of your gaming operation, each licensee is required to utilize the Softec intermercial provided and designed by Softec, and display the Softec Seal of Approval icon on the website's homepage.

4.  STANDARD  CLAUSES

4.1  Notices

Unless otherwise provided in Agreement, any notice provided for under Agreement shall be in writing and shall be sufficiently given if delivered personally, or if transmitted by facsimile with an original signed copy delivered personally within twenty-four hours thereafter, or mailed by prepaid registered post addressed to Softec at their respective addresses set forth below or at such other than current address as is specified by notice.

To  Softec:
    Newgate  Street
    P.O.  Box  1589
    St.John's,  Antigua
    West  Indies

    Attention:  Chris  Zacharias
    Fax:  (268)  480-1656

To  the  Licensee:
    C/O  Clare  Roberts
    Roberts  &  Co.
    St.  John's,  Antigua
    West  Indies

4.2  Entire  Agreement  and  Schedules

The parties agree that Agreement and its Schedule, if any, constitute the complete and exclusive statement of the terms and conditions between the Licensee and Softec covering the performance hereof and cannot be altered, amended or modified except in writing executed by an authorized representative of each party. The Licensee further agrees that any terms and conditions of any purchaser order or other instrument issued by the Licensee in connection with Agreement which are in addition or inconsistent with the terms and conditions of Agreement shall not be binding on Softec and shall not apply to Agreement.

4.3  Governing  Law  and  Arbitration

Any dispute in connection with Agreement shall be settled by arbitration in accordance with any Arbitration Act agreed upon between the parties; provided, however, should any dispute arise under Agreement, the parties shall endeavor to settle such dispute amicably between themselves. In the event that the parties fail to agree upon an amicable solution, such dispute shall be finally determined by arbitration as aforesaid.

4.4  Good  Faith

The parties acknowledge to one another that each respectively intends to perform its obligations as specified in Agreement in good faith.

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4.5  Parties  to  Act  Reasonably

The parties agree to act reasonably in exercising any discretion, judgment, approval or extension of time that may be required to effect the purpose and intent of Agreement. Whenever the approval or consent of a party is required under Agreement, such consent shall not be unreasonably withheld or delayed.

4.6  Governing  Law

This agreement and all Schedules shall be governed by and construed in accordance with the laws of the Country of Antigua, and the Licensee hereby attorns to the jurisdiction of the courts of Antigua notwithstanding any other provision expressed or implied in either the agreement or the Schedules.

4.7  Time  to  be  of  the  Essence

Time  is  of  the  essence.

4.8  Number  and  Gender

In this Agreement the use of the singular number includes the plural and vice versa the use of any gender includes all genders, and the word 'person' includes an individual, a trust, a partnership, a body corporate and politic, an association and any other incorporated or unincorporated organization or entity.

4.9  Captions

Captions or descriptive words at the commencement of the various sections are inserted only for convenience and are in no way to be construed as a part of Agreement or as a limitation upon the scope of the particular section to which they refer.

4.10  Non-Assignability

This Agreement is personal to the Licensee, except as provided in S.4.11, and the Licensee may not assign or transfer any of its rights or obligations under Agreement without the prior written consent or Softec.

4.11  Benefit

This Agreement shall enure to the benefit of and be binding upon the Licensee, its successors and assigns. The Licensee may delegate the performance of any of its obligations hereunder to any corporation which controls, is controlled by or is under common control with the Licensee.

4.12  Waiver

No condoning, excusing or waiver by any party hereto of any default, breach of non-observance by any other party hereto, at any time or times with respect to any covenants or conditions herein contained, shall operate as a waiver of that party's rights hereunder with respect to any continuing or subsequent default, breach or nonobservance, and no waiver shall be inferred from or implied by any failure to exercise any rights by the party having those rights.

4.13  Further  Assurance

Each  of  the parties hereto hereby covenants and agrees to execute such further

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and other  documents and  instruments and to do such further and other things as may be necessary to implement and carry out the intent of Agreement.

4.14Cumulative  Rights

All rights and remedies of Softec are cumulative and are in addition to and shall not be deemed to exclude any other rights or remedies allowed by law except as specifically limited hereby. All rights and remedies may be exercised concurrently.

4.15  Prior  Agreements

Except as specifically provided for herein, this Agreement, including its Schedules, contains all of the terms agreed upon by the parties with respect to the subject matter herein and supersedes all prior agreements, arrangements and understandings with respect thereto, whether oral or written.

4.16  Severability

If any part of Agreement is unenforceable because of any rule of law or public policy, such unenforceable provision shall be severed from Agreement, and this severance shall not affect the remainder of Agreement.

4.17  No  Partnership

Notwithstanding anything in this Agreement, no part of this Agreement, nor the Agreement as a whole shall be construed as creating a partnership or agency relationship between the parties. If any part of this Agreement should become construed as forming a partnership or agency relationship, that part shall be amended such that no partnership or agency relationship is created, but, that part achieves what it was originally intended to achieve.

4.18  Dollar  Amounts

All references to money or specific dollar amounts in this Agreement are in United States Dollars.

4.19  Interpretation

In the interpretation of this Agreement or any provision hereof, no inference shall be drawn in favor of or against any party by virtue of the fact that one party or its agents may have drafted this Agreement or such provision. Notwithstanding the above, if there is any uncertainty in the interpretation of this Agreement, the uncertainty shall be interpreted in Softec's favor.

IN WITNESS WHEREOF the parties have executed Agreement on the date first written.

Softec  Systems  Caribbean  Inc.

By:/s/  Christopher  H.  Zacharias          By:/s/  J.A.  Carles
Title:  In  House  Counsel                  Title:  Chief  Financial  Officer

The  Licensee:

By:  /s/  Ken  Ng

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     SCHEDULE  A

     -----------

The Licensee agrees to pay Softec monthly fees according to the following:


THE  LICENSEE'S  NET  MONTHLY  FEE  PAYABLE                      Revenue
                                                                 (U.S.  Dollars)

- --------------------------------------                        --------------

Greater  than  $0.00  but  less  than  or  =  to  $300,000            25%

Greater  than  $300,000  but  less  than  or  =  to  $1,000,000       20%

Greater  than  $1,000,000  but  less  than  or  =  to  $5,000,000     15%

Greater  than  $5,000,0OO                                            12.5%

The above table should be read with the following understanding: If the licensee has Net Monthly Revenue of $550,000, the fee payable is calculated as follows:


25%  on  the  first  $300,000          $ 75,000
20%  on  the  next  $250,000           $ 50,000
                                       --------
For  a  total  fee  payable            $125,000

     SCHEDULE  OF  MARKET  RATES

     ---------------------------

The Market rates as set out in this schedule and referred to in this Agreement are subject to change without notice to the Licensee.


Video  editing:                                         $100.00  per  hour
Graphic  design:                                        $ 75.00  per  hour
Programming                                             $150.00  per  hour
Quality  Assurance  and  testing:                       $40.00  per  hour


                        Schedule of Merchant Number Terms

                     --------------------------------------------

Monthly  processing  limit:  $100,000
Merchant  discount:  5.50%

Rolling  reserve:  5%  for  180  days  if  chargebacks  are  less  than  5%
25% if chargebacks exceed 5% - but will be subject to review Transaction fee: $1.60 per transaction applied to both debit and credit Transactions


                                59

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Fraud  Screen  fee:  $.60  per  transaction  applied  to  all sales transactions regardless of response (accept of reject). This system is essential to keep the chargeback ratio down.
Settlement: 30 days following the month end (e.g., All September transactions will be settled by October 30).
Chargeback:  $25  per  chargeback  transaction
Payout  processing  fee  is  $5.00  per  bank  draft

Softec makes no guarantee as to the availability of the merchant numbers contemplated in this Schedule. Please refer to Section 3.2.2 of this Agreement for clarification.

Schedule  2

------------                 STARGATE  ENTERTAINMENT,  INC.

                           A  Turks  and  Caicos  Corporation

                              Directors Resolution

The following being all of the directors of StarGate Entertainment, Inc. (the Company) do hereby as of this 30th day of March 1999, resolve the following:

1) That the Company has agreed to acquire all of the interest in the right, title and interest in and to the on-line casino or on-line gambling software and all other proprietary rights, license as set forth in the Assignment Agreement by Ken Ng, attached hereto.

2) That the Company hereby be approved to incorporate a wholly-owned subsidiary in Antigua known as Star Ventures Inc. and that the any one or all of the same directors be appointed of StarGate hereinafter be appointed the directors of Star Ventures, Inc.

3) That Ken Ng, a director of StarGate Entertainment Inc. hereby abstained from voting on the acquisition.

4) That StarGate hereby resolves to assign all of its right, title and interest in and to the on-line casino or on-line gambling software and all other proprietary rights and licenses, as set forth in the attached Assignment Agreement by Ken Ng to Star Ventures Inc.

5) That all of the other directors of StarGate hereby acknowledge that this transaction or acquisition is carried out in the best interest of the Company.

6)     The  above  is  agreed  and  resolved  to  by  all  of  the  directors.

/s/  Pao  Yao  Koo     /s/  Terry  Bahar     /s/  Ken  Ng  (Abstained from Vote)

Exhibit 99

----------

          CONSENT OF SOFTEC SYSTEMS CARIBBEAN INC.

          =======================================

SOFTEC Systems Caribbean, Inc., a subsidiary of Starnet Communications International, Inc. hereby consents to the assignment and transfer of Ken Ng's Interest in and to the Software License Agreement between Softec and Ken Ng, entered into on March 17, 1999, to StarGate Entertainment, Inc., a Turks & Caicos corporation.


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Softec Systems Caribbean, Inc.
/s/ Christopher H. Zacharias, In House Counsel

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